Exhibit 99.1

Tomorrow, Together Eldorado Gold Year in Review 2017

About "Tomorrow, Together"

"Tomorrow, Together" is a reflection of our belief that in mining the hard work of taking a project from exploration to reclamation can only be done with support from, and in partnership with, our employees, local communities and host governments. Our goal is to work with our stakeholders to build a stronger future.

This 2017 Year in Review report (the "Report") has been produced in accordance with the requirements of the "Core" Global Reporting Initiative (GRI) fourth generation (G4) Sustainability Reporting Guidelines, and includes data on Eldorado Gold Corporation's ("Eldorado" or "the Company") four producing mines in 2017, as well as its construction and development projects. However, the performance data focuses on our producing assets – Kışladağ, Efemçukuru, Olympias and Stratoni. As our Lamaque site was acquired part way through 2017, its operations are not included in this Report unless otherwise noted. Data represents the full 2017 calendar year and, unless otherwise noted, all costs are reported in US dollars. Although we do not have the Year in Review Report externally verified, the content has been prepared and reviewed internally.

Please note that, where applicable, restatements of prior year data have been highlighted throughout the Report. Restatements occur as a result of updated or more accurate data becoming available after the release of our previous Year in Review Report on June 8, 2017.

We welcome feedback from all stakeholders regarding our sustainability reporting. Please direct comments or requests for further information to **sustainability@eldoradogold.com**.

Other In-Country Sustainability Reporting

In addition to this Report, our Greek subsidiary, Hellas Gold S.A., publishes an annual GRI aligned **Corporate Social Responsibility Report**, and our Turkish subsidiary, Tüprag Metal Madencilik Sanayive Ticaret A.S., publishes a biannual magazine *Altın Sayfa* (*Golden Page*) that includes articles, case studies and news relevant to our Turkish mines' social and environmental performance during the period.

◄

Cover image: Surveying in the open pit at Kışladağ, Turkey.

Table of Contents

Eldorado Gold at a Glance 1
Letter from the President & CEO 2

▶ **Our Business 4**
2017 Key Outcomes 5
Creating Value Throughout the Mining Life Cycle 6
Our Products 10

▶ **Where We Operate 12**
Operating Mines 14
Kışladağ 14
Efemçukuru 15
Stratoni 16
Olympias 17
Construction Projects 18
Lamaque 18
Skouries 19
Development Projects 20
Tocantinzinho 20
Certej 20
Perama Hill 20
Exploration Highlights 21

▶ **Responsible Mining: Our Approach 22**
UN Sustainable Development Goals 24
Corporate Governance and Transparency 26
Our Performance and Targets 27

▶ **Materiality 30**
Analysis of Material Topics 32
Materiality Matrix 32
Materiality Results 33

▶ **Responsible Performance 34**
Economic Performance 35
Responsible Corporate Citizenship 36

▶ **Providing Decent Work 42**
Keeping Our People Safe 43
Providing Employment and Economic Growth 47

▶ **Working with Communities 56**

▶ **Respecting Our Environment 62**
Climate Change 65
Water Usage 69

▶ **Reserves and Resources 74**

▶ **GRI G4 "Core" Content Index 76**

▶ **Cautionary Note 82**

▶ **Corporate Information 83**

▶ **Glossary of Acronyms, Symbols and Abbreviations 84**

Eldorado Gold at a Glance KEY FACTS AND FIGURES Eldorado is a Canadian mid-tier gold mining company, with shares trading on the Toronto (TSX: ELD) and New York (NYSE: EGO) stock exchanges. 4,951 Eldorado produced approximately 293,000 ounces of gold in 2017 and had proven and probable gold reserves of 17.3 million ounces at year end. Employees and Eldorado’s operations are global and the Company has assets in Brazil, contractors world-wide Canada, Greece, Romania, Serbia and Turkey. Eldorado’s activities involve all facets of mining, including exploration, development, production and reclamation. 6 Headquartered in Vancouver, the Company directly employs approximately Countries of operation 4,950 people world-wide. Eldorado operates as a decentralized business, with the majority of employees and management being nationals of the Brazil, Canada, Greece, Romania, Serbia and Turkey countries in which operations and offices are located. Eldorado’s approach to business is based on having a highly skilled and 4 dedicated workforce, safe and responsible operations, a portfolio of quality assets, and long-term partnerships with the communities in which Operating mines we operate. Kıºladağ, Efemçukuru, Olympias and Stratoni At year end, Eldorado had a market capitalization of approximately $1.1 billion and revenues of approximately $391.4 million. 2 For more information on Eldorado Gold, our entities and our performance, please see our 2017 Annual Information Form on our website: Construction projects eldoradogold.com/investors/. Lamaque and Skouries 3 Development projects Certej, Perama Hill and Tocantinzinho 292,971 oz Gold produced in 2017 17.3 Moz Gold reserves at year end 25 years Two employees underground Experience building and at Efemçukuru, Turkey. operating mines globally

Letter from the President & CEO Setting a positive precedent for responsible mineral extraction has been a priority for Eldorado since the Company was founded in 1992. Over the past two decades, Eldorado has brought leading safety and environmental standards to both new and existing mining jurisdictions, built relationships based on trust and respect, and worked together with local partners to create opportunities beyond our mines. TOMORROW, TOGETHER: OUR COMMITMENT TO SUSTAINABLE OPERATIONS Today, we continue to work with our stakeholders to build a stronger future. This includes working collaboratively with industry and peers to improve our sustainability performance, partnering with local communities to build long-term benefits, actively participating in several industry associations and applying world-class standards. We are proud of our certifications under the ISO 14001 Environmental Management System Standard, OHSAS 18001 Occupational Health and Safety Management System Standard, the International Cyanide Management Code (ICMC) and the World Gold Council’s Conflict-Free Gold Standard. We continue to seek ways in which our business activities can support the United Nations Sustainable Development Goals (SDGs), which are a universal call to action to end poverty, protect the planet and ensure that all people enjoy peace and prosperity. “Tomorrow, Together” is a reflection of our belief that in mining, the hard work of taking a project from exploration to reclamation can only be done with support from, and in partnership with, our employees, local communities and host governments. Mining is a complex, long-term industry and to continue to succeed, we must seek out ever safer and more sustainable ways to operate. George Burns President & Chief Executive Officer

3
LETTER FROM THE PRESIDENT & CEO

2017 YEAR IN REVIEW

The past year was a challenging one for the Company. Despite successfully acquiring and advancing the Lamaque project, the technical challenges at Kışladağ and the political headwinds in Greece overshadowed the Eldorado value proposition. Although we faced headwinds, some of the year's highlights included reaching commercial production at Olympias Phase II, along with continued exploration success at Lamaque (Canada), Bolcana (Romania), Efemçukuru (Turkey) and Stratoni (Greece).

We ended the year in a strong financial position, with $485 million in cash, cash equivalents and term deposits, and $250 million in undrawn lines of credit; this positions us well for our path forward, provides us with flexibility, and allows us to make the decisions needed to create value for all our stakeholders.

OUR SAFETY GOAL: ZERO HARM

Working safely continues to underpin all that we do, with our ultimate goal being zero harm. At each site visit last year, I repeated the same message: if a job cannot be done safely, do not do it. We have work to do in this area as our lost-time incidents increased in 2017.

During the year, we developed and began implementation of a Global Health and Safety Directive. This document provides our operations with a common approach to achieving our safety objectives while allowing our sites to develop systems that are best suited to their needs. We also recently published Eldorado's *Golden Rules*, a safety handbook that outlines critical controls and mandatory actions related to higher risk activities. A copy must be carried by every employee while on site as a reminder to think of safety first.

Despite rigorous safety protocols being in place, I am deeply saddened by the fatality at Skouries when an employee of a contractor was struck by a branch from a falling tree. A full investigation occurred and findings were acted upon. Such tragedy reminds us that we cannot let our focus on safety waiver and strengthens our resolve to achieve zero harm.

STRENGTHENING OUR ENVIRONMENTAL COMMITMENTS

With multiple projects under development, our teams continue to seek ways to mitigate our environmental impacts from the outset. At Lamaque we are looking at options to reduce our energy use and greenhouse gas emissions. At Skouries we recently committed to using dry stack tailings, which, if approved by the Government of Greece, reduces the project's surface footprint by 40%. At Kışladağ we honed the site's water balance model to increase the recycling and reuse of contact water, minimize groundwater consumption, and reduce risks attributable to overflow and supply constraints.

At our operations, when areas are no longer needed for mining use, we begin rehabilitation efforts. In 2017, we restored 26 hectares across our global sites. We are also proud to report that we had no reportable spills last year.

WORKING TOGETHER TO SUCCEED TOGETHER

Throughout 2017, we continued to work together with local stakeholders to build opportunities in the communities near our mines. Numerous initiatives improved educational opportunities and access to healthcare, supported arts, cultural and sporting activities, and helped to develop other industries such as agriculture and tourism.

We have improved our alignment with the Voluntary Principles on Security and Human Rights to ensure our sites' security teams continue to uphold and respect human rights. As we continue to embrace diversity across our operations, we developed a formal Diversity Policy for our Board and senior management team that recognizes the benefits of diverse perspectives in delivering superior business performance.

DEFINING OUR PATH FORWARD

We can always do better and in 2018 we have committed to strengthening and reinforcing our safety culture across all our operations. Our corporate objectives reflect the importance we place on safety, and our leadership team's compensation is tied to Eldorado's safety performance, compliance with safety and environmental standards, and creating a safety culture through felt leadership. Everyone is accountable for safety.

Energy inputs represent our second-largest operating cost. As such, it provides a significant area of opportunity for Eldorado to improve energy efficiency and reduce our carbon footprint while also reducing costs. We are developing a strategic energy management plan to drive short- and long-term reduction goals for energy and emissions, which further illustrates our commitment to efficient and environmentally responsible operations.

By advancing the Lamaque project through the development phase and into production, and with the proposed construction of a mill at Kışladağ, combined with gold production from our existing operations at Efemçukuru, Olympias and the Kışladağ leach pad, we plan to restore Eldorado's annual gold production to over 600,000 ounces by 2021. We will continue to prioritize our development opportunities and prudently deploy our capital in a manner that will maximize the value of our portfolio for all our stakeholders.

Mining is a complex, long-term industry and we must continue to seek out ever safer and more sustainable ways to operate. Working to meet these challenges requires the collaboration of a skilled and dedicated team – a team who partners with key stakeholders to find innovative solutions and mutually beneficial opportunities. We believe we have this team in place. Guided by our values of honesty, openness and accountability, we will continue to measure our performance beyond the balance sheet in 2018 and in the years to come.

Yours sincerely,

George Burns
President & CEO

Our Business We find, mine, process and produce gold and byproduct metals. At each stage of the mining process, we aim to create value for all of our stakeholders while operating responsibly. For Eldorado, this means finding and developing world-class assets, growing our resources and reserves, delivering cost savings, responsibly managing our impacts and building opportunities for those in neighbouring communities. We are focused on driving forward our industry-leading growth projects under a disciplined capital framework to create long-term value for all our stakeholders. Kıºladağ open pit at dusk, Turkey.

5
OUR BUSINESS

2017 Key Outcomes [1]


398,158 oz
312,299 oz
292,971 oz
2015
2016
2017

292,971 oz of gold produced

Gold production was lower in 2017 compared to 2016 due to lower recovery material being placed on the pad and slower than expected leach rates at Kışladağ.


21.4 Moz
19.3 Moz
17.3 Moz
2015
2016
2017

Year end proven and probable reserves of 17.3 Moz

Proven and probable gold reserves were lower by 10%, mainly due to depletion from mining.


$479.1 M
$432.7 M
$391.4 M
2015
2016
2017

$391.4 million in revenue

Revenue was lower due to reduced gold production and attributable sales.


1.79 LTIFR
1.37 LTIFR
1.65 LTIFR
2015
2016
2017

1.65 lost-time injury frequency rate (LTIFR)

Eldorado's LTIFR increased 20% in 2017 due to a corresponding increase in the number of lost-time injuries across the Company.


$838/oz sold
$829/oz sold
$922/oz sold
2015
2016
2017

$922/oz all-in sustaining cost (AISC)

Eldorado's AISC rose slightly by 2% year over year due to lower ounces produced in 2017.


$667.6 M
$1.1 B
$735.0 M
2015
2016
2017

$735 million in liquidity

At the end of 2017, we had $485 million in cash, cash equivalents and term deposits, and $250 million in unused lines of credit.

(1) 2015 and 2016 figures have been adjusted to reflect continuing operations only.

6
ELDORADO GOLD
YEAR IN REVIEW 2017

Creating Value Throughout the Mining Life Cycle

Below we describe each stage of the mining life cycle, the roles of our dedicated teams and the average time frame for each phase.

Eldorado's Core Business

1. Inputs	2. Exploration	3. Evaluation & Development	4. Construction	5. Mining & Processing	6. Outputs	7. Reclamation & Closure
Resources and Relationships	▪ Brazil ▪ Canada ▪ Greece ▪ Romania ▪ Serbia ▪ Turkey	▪ Certej ▪ Tocantinzinho ▪ Perama Hill [1]	▪ Lamaque ▪ Skouries [2]	▪ Kışladağ ▪ Efemçukuru ▪ Stratoni ▪ Olympias ▪ Vila Nova [1]	▪ Gold ▪ Silver ▪ Lead ▪ Zinc	
Timeline:	3–5 years	5+ years	3–5 years	10–20+ years		2–5 years

(1) Perama Hill and Vila Nova are currently under care and maintenance.

(2) Eldorado announced on November 9, 2017 its intention to place Skouries under care and maintenance.

INPUTS

Resources and relationships are critical inputs to the mining life cycle. Various teams manage these inputs, including **Operations**, **Exploration**, **Corporate Development**, **Administration & Legal**, **Human Resources**, **Engineering**, **Investor Relations** and **Finance**. Effectively managing our resources and relationships can lower operating costs, reduce site disruptions, secure mine licences and permits, and accelerate Company growth and expansion.

Resources

- Employees
- Contractors
- Capital
- Land
- Services and suppliers
- Plants and equipment
- Energy
- Water

Relationships

- Labour
- Unions
- Suppliers
- Government
- Public authorities
- Local communities
- Investors
- Industry associations
- Peers
- Religious associations

EXPLORATION (3–5 YEARS) Eldorado’s Exploration and Corporate Development teams actively look for potential assets within our focus jurisdictions and in new regions. They assess early and advanced-stage exploration projects and conduct near-mine and grassroots exploration programs, with the primary goal of adding value through discovery in order to increase our resources and reserves. During grassroots exploration, our Exploration teams visit prospective areas to conduct geological surveys and sampling programs, and often partner with other companies to benefit from their local knowledge and experience. If results indicate a possible mineralized deposit, we drill exploration holes to determine whether economically viable concentrations of metals may exist. Advanced-stage exploration projects will include detailed drilling programs designed to define resources and reserves, and they provide the basis for the evaluation and development stage. During exploration, we initiate engagement with local communities to identify social and environmental concerns, and we consider these parts of the mine development plans. EVALUATION AND DEVELOPMENT (5+ YEARS) During the development stage, our Engineering, Technical Services and Metallurgy teams conduct feasibilitystudiestodetermine: â– Optimal mining methods and mineral recovery processes for each project â–Required infrastructure â– Optimal facility placement and design, based on thorough impact and mitigation assessments â– Required mine monitoring, closure and reclamation plans These studies give us a picture of the capital costs required for development and the longer-term economics of the project. We are then able to decide whether capital investment makes economic sense, in order to make a construction decision. We also build upon our initial environmental baseline studies and conduct extensive environmental testing to establish baseline data for air, water, soil and biodiversity. This information becomes part of the Environmental Impact Assessment (EIA), which must be completed and approved by the relevant authorities before a mine can be developed. Sustainability criteria are built into the EIA, and throughout the environmental permitting process we engage and consult with local communities, businesses and government to obtain input. This research and dialogue helps Eldorado develop innovative solutions for the social and environmental challenges that our projects face, including dust and air emissions, water and energy use, noise and waste. Site preparation work at Certej, Romania. Infrastructure development initiatives – such as improving roads, building sewage systems and drilling water wells – may also commence, according to project and local community needs.

CONSTRUCTION (3–5 YEARS) Once the project EIA and other relevant permits are approved by relevant government authorities, and we have received a positive decision from our Board of Directors to proceed, our Capital Projects team can begin construction. Explicit requirements described in the EIA guide our activities and help us manage key social and environmental risks. This construction phase requires the greatest proportion of capital and resource inputs invested over a project’s life cycle. During this phase we add significant value to local economies through local job growth and procurement. Eldorado focuses on local hiring and procurement everywhere we operate, and our aim is to train all employees and contractors in the industry’s leading environmental, health and safety practices, procedures and controls. Based on dialogue with local communities and businesses, we identify gaps in skills and capacity, provide on-the-job training and, where needed, support local technical schools and universities to enhance their mining-specific and trades programs, so that local residents and students can improve their prospects of employment with us. MINING AND PROCESSING (10–20+ YEARS) During production, our Operations team and site personnel are responsible for mining, extracting and processing ore from our mines. Any leftover materials generated by our mining activities – which typically include topsoil, waste rock and tailings – are either placed on site in engineered facilities for storage and treatment, or reused elsewhere on site as part of construction activities, rehabilitation or underground backfill. Rigorous environmental monitoring – to test air, water and soil quality, and noise, blast vibration and dust levels – allows us to assess our compliance with environmental regulations and the terms of our operating licences and permits. We add value during the production phase through a commitment to local employment and procurement, operational excellence, local investment and community engagement. New equipment and technologies, continuous improvement projects, low accident rates, a commitment to environmental stewardship, and effective controls and procedures all combine to deliver productivity benefits. Frequent consultation with local communities and businesses helps us identify where we can create new opportunities for sustainable economic development. Removing a rotor for refurbishment at the Sigma mill, Lamaque, Canada.

OUTPUTS Our outputs comprise the products we produce, namely, gold, silver, lead and zinc. Our in-country Marketing teams are responsible for establishing working relationships and purchase agreements with downstream refineries. These agreements outline the terms and conditions of payment for our products, and specify parameters and penalties for the quantity, quality and chemical composition of our doré and concentrate. More details on our products can be found on page 10. RECLAMATION AND CLOSURE (2–5 YEARS, PLUS ONGOING MANAGEMENT) Restoring the land so it is compatible with the surrounding landscape is our responsibility and a priority for our communities. How we conduct our rehabilitation in one jurisdiction impacts our welcome in another. Therefore, prior to and throughout a mine’s operation, our Operations teams develop and continuously enhance plans for the mine’s future closure, in order to: â– Protect public health and safety â–Eliminate the potential for environmental damage â– Return the land to its original condition (or an acceptable and productive alternative) â– Provide for long-term socio-economic benefits Whenever possible, remediation and reclamation begin during the mine’s operation. When areas are no longer needed for mining, they are reclaimed in parallel with other work being carried out elsewhere. Topsoil removed from mining and construction areas is stored for later use in all reclamation activities. Some sites investigate different plants, shrubs and tree species suitable for local propagation, in studies taking place in on-site greenhouses. As a member of the Mining Association of Canada, we look to our sites to align with the requirements of the Towards Sustainable Mining (TSM) program, including the TSM Mine Closure Framework. The framework goes beyond legal compliance and seeks collaboration between mines and communities to develop closure plans and strategies to mitigate the socio-economic impacts of mine closure. Sometimes it is necessary to place a mine site under care and maintenance, such as at our Skouries, Perama Hill and Vila Nova mines. This means we temporarily halt construction and/or operational activities so that we may recommence development at a later date. This may occur when economic conditions or resource prices make the mine uneconomic to operate or, in the case of Skouries, when political challenges delay the issuance of key permits and licences required for construction. Environmental risks such as mine tailings and hazardous materials storage continue to be managed, while idle plant and machinery are maintained. All safety and environmental conditions continue The plant nursery at our Olympias site to apply under care and maintenance. in Greece. Over 250 plant species are grown here and will be used in our Once a mine site is permanently closed, we conduct further environmental monitoring and reclamation rehabilitation efforts. activities, as required by our EIA and mine licences, so that the environment can successfully transition to a productive ecosystem. All of Eldorado’s mine closure plans address: â–Decommissioning: dismantling project infrastructure such as facilities and buildings â–Reclamation: re-vegetating disturbed areas â– Ongoing monitoring: long-term monitoring of environmental parameters â–Closure costs: regularly reviewing and updating closure plan costs and making financial provisions

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ELDORADO GOLD
YEAR IN REVIEW 2017

Our Products

Eldorado is committed to responsibly producing gold and other metals that offer a wide range of uses. Our products are often essential elements in a variety of goods that advance sustainable development in other fields and contribute to economic growth around the world. We focus on producing all our products responsibly, and all of our gold-producing sites are certified to the World Gold Council's Conflict-Free Gold Standard (CFGS).


KD 7095
KD 7096

Product Responsibility

Eldorado supports industry-wide efforts to steward the responsible production of gold and other precious and base metals. We acknowledge and believe that our licence to operate requires that all of our activities be conducted in a manner that do not cause, support or contribute to human rights abuses, unlawful conflict, or breaches of international humanitarian law. As a member in good standing of the World Gold Council (WGC), Euromines and the Mining Association of Canada (MAC), we are committed to operating at the forefront of social and environmental standards. Our operating mines adhere to the following:

- ISO 14001 Environmental Management System Standard
- OHSAS 18001 Occupational Health and Safety Management System Standard
- Conflict-Free Gold Standard
- International Cyanide Management Code

Our primary operating cash flows derive from the sale of unrefined gold bullion bars (or doré), and gold, silver, lead and zinc concentrates.

Product Handling

All of Eldorado's products are sold in bulk to downstream refineries for secondary treatment. We do not sell our products to the public and our products do not require packaging. At Kışladağ and Efemçukuru, doré is sold and transported to precious metals refineries to be further processed into pure (99.9%) metals. At Efemçukuru, Olympias and Stratoni, metal concentrates are transported to offshore smelting facilities for further refinement. As 100% of Eldorado's metal products are sold to downstream refineries for further processing, we do not undertake product recycling or reclamation.

Our doré, which largely contains gold and silver, has no environmental or safety risks associated with handling or disposal, and it therefore requires no product service or labelling. As a result, beyond our product transport and security procedures, we have not developed detailed protocols, procedures or public labelling for product handling or responsibility.

Our concentrates, which contain combinations of gold, silver, lead and zinc, are transported by conveyor to a local port facility (e.g. Stratoni) or loaded onto enclosed trucks and transported to sea ports for export to foreign smelters. The transport of concentrate is subject to numerous risks, mainly with respect to theft and environmental liabilities in the event of a spill. All road and marine shipments of concentrate from Efemçukuru, Olympias and Stratoni are performed under the *European Agreement concerning the International Carriage of Dangerous Goods by Road* and International Maritime Organization (IMO) regulations. Eldorado exclusively hires subcontractors certified and trained to follow the standards and procedures relevant to the aforementioned guidelines for emergency response with respect to transportation and security.

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Gold bars at Kışladağ, Turkey.

11
OUR BUSINESS

Did you know?

The metals we produce, including gold, silver, lead and zinc, comprise many of the fundamental materials of which our modern world is made. They are also critical components of green technologies such as wind turbines, electric cars, solar cells and major infrastructure that are advancing the global transition to a lower-carbon economy. Just as our products contribute to a better world, we are committed to producing them in a way that creates positive social, environmental and economic value for all our stakeholders.



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Concentrate bags ready for export at Olympias, Greece.

GOLD (AU)

Gold's technological applications, such as in health care, electronics, green technologies and industrial uses, made up 10% of demand globally, while in 2017, central banks purchased 6% of all gold produced.[1] Jewelry accounted for 54% of the global demand for gold in 2017. Investments, including bars, coins, exchange-traded funds and other products, accounted for a further 30% of demand.


6%
10%
54%
30%
World Gold Demand
Central bank net purchase
Technology
Jewelry
Investment

SILVER (AG)

Silver has a wide variety of uses due to its malleability, reflectivity and lustre. It is commonly used in jewelry and silverware, and also in medical science, batteries, circuit boards and photography. Photovoltaic demand for silver also increased 34% from the previous year due to a 49% increase in global solar panel installation.[2]


45%
30%
4%
4%
17%
World Silver Demand
Industrial fabrication
Investments, coins and bars
Photography
Silverware
Jewelry

LEAD (PB)

The most common application of lead is in lead-acid batteries (e.g. car batteries), and this accounts for approximately 85% of world consumption. Due to lead's malleable, dense and anti-corrosive properties, it is often used to line tanks that store corrosive liquids, to protect power and communication cables, and to shield against X- and gamma-ray radiation, making it an essential part of many modern technologies (5.8%). Other uses include the manufacture of paints and pigments and other chemical compounds (5.5%).[3]


85%
6%
6%
3%
World Lead Demand
Batteries
Technological applications
Chemical compounds
Other

ZINC (ZN)

Zinc is the fourth most widely consumed metal in the world, with most production outputs being used in zinc-galvanizing to prevent the rusting of iron and steel. Zinc is commonly used in alloys such as brass, nickel, silver and aluminum solder, materials used in automobiles, electrical components and household fixtures. It is also important as a health supplement.


50%
17%
17%
6%
6%
4%
World Zinc Demand [4]
Galvanizing
Zinc alloying
Brass and bronze
Chemicals
Zinc semi-manufacturers
Miscellaneous

(1) See gold.org/what-we-do/investing-in-gold/why-invest-in-gold.

(2) See silverinstitute.org/wp-content/uploads/2017/08/WSS2017.pdf.

(3) See ila-lead.org/lead-facts/lead-uses--statistics.

(4) See statista.com/statistics/240626/share-of-zinc-consumption-by-category/.

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ELDORADO GOLD
YEAR IN REVIEW 2017

Where We Operate

Eldorado has a portfolio of high-quality assets in prospective jurisdictions including Turkey, Greece, Romania, Serbia, Canada and Brazil.

- Operating Mines
- Construction Projects
- Development Projects
- Care and Maintenance



Lamaque

- Commodities: Gold
- Ownership: 100%
- 2P Reserves: 893 Koz Au


CANADA
HEAD OFFICE
Vancouver
BRAZIL

Underground at the Triangle deposit, Lamaque, Canada.

Vila Nova

- Commodities: Iron Ore
- Ownership: 100%
- Currently under care and maintenance

Tocantinzinho

- Commodities: Gold
- Ownership: 100%
- 2P Reserves: 1.8 Moz Au

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WHERE WE OPERATE

Certej

- Commodities: Gold, Silver
- Ownership: 81%
- 2P Reserves: 2.4 Moz Au, 15.6 Moz Ag

Perama Hill

- Commodities: Gold, Silver
- Ownership: 95%
- 2P Reserves: 975 Koz Au, 1.15 Moz Ag

Eldorado also holds 100% ownership of the following asset:

- **Sapes Deposit** – A high-grade epithermal gold deposit located in northeastern Greece, near Eldorado's Perama Hill project. We are currently assessing the project and will determine the optimal project scope after further drilling.


European Regional Office
Amsterdam
ROMANIA
SERBIA
GREECE
TURKEY

Kışladağ

- Commodities: Gold
- 2017 Production: 171,358 oz
- Ownership: 100%
- 2P Reserves: 3.1 Moz Au

Efemçukuru

- Commodities: Gold
- 2017 Production: 96,080 oz
- Ownership: 100%
- 2P Reserves: 877 Koz Au

KASSANDRA MINES

Stratoni

- Commodities: Silver, Lead, Zinc
- 2017 Production: 36,699 tonnes of concentrate produced
- Ownership: 95%
- 2P Reserves: 2.8 Moz Ag, 35 Kt Pb, 42 Kt Zn

Olympias

- Commodities: Gold, Silver, Lead, Zinc
- Achieved commercial production December 31, 2017
- Ownership: 95%
- 2P Reserves: 3.5 Moz Au, 54.9 Moz Ag, 568 Kt Pb, 783 Kt Zn

Skouries[1]

- Commodities: Gold, Copper
- Ownership: 95%
- 2P Reserves: 3.8 Moz Au, 779 Kt Cu

Our in-country offices:

- Brazil: Belo Horizonte
- Greece: Athens
- Romania: Deva
- Serbia: Belgrade
- Turkey: Ankara

(1) On November 9, 2017 Eldorado announced its intention to place the Skouries construction project under care and maintenance. You can read more about Skouries on page 19 of this Report.

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ELDORADO GOLD
YEAR IN REVIEW 2017

Operating Mines

Kışladağ

Kışladağ is the largest gold mine in Turkey. It is a low-grade, bulk-tonnage, open-pit operation that currently uses heap leaching for gold recovery. Doré produced at the site's refinery is transported to Turkey's capital, Istanbul, and sold on the Istanbul Gold Exchange. In early 2018, Eldorado announced that mill construction was identified as the preferred solution to optimize project value going forward, and the Company has elected to proceed with a feasibility study for the construction of a conventional carbon in pulp mill at Kışladağ.

1997	2003	2005	2006	2013	2014	2018
Identified deposit and began in-depth exploration	Received EIA approval	Began construction	Produced first doré	Certified under the International Cyanide Management Code	Poured two millionth ounce of gold	Mill construction identified as preferred solution to optimize project value

Quick Facts

Location: **Uşak Province, Turkey**

Deposit: **Gold porphyry**

Ownership: **100% Eldorado**

Mining/processing:
Open-pit/heap leach (current)
Open-pit/CIP mill (planned)

Life of mine:
9 years, starting 2021, based on mining of 13 Mtpa[1]

Workforce:
1,052
(747 employees and 305 contractors)

Certifications:
ISO 14001, OHSAS 18001, International Cyanide Management Code

(1) Estimated based on current proven and probable reserves.

2017 in Numbers

13,061,861
Tonnes to leach pad

1.03 g/t
Average grade

171,358 oz
Gold produced

171,505 oz
Gold sold

$500/oz
Cash operating costs

$522/oz
Total cash costs

$215.7 M
Gold revenues

$27.9 M
Sustaining capital expenditure

2017 Performance
Kışladağ reported a reduction in ore tonnes to the leach pad year over year, with no lower grade run of mine ore being placed on the pad in 2017. Gold production, sales and revenue were down year over year due to reduced solution grade from the leach pad as a result of lower recovery material being placed on the pad later in the year and slower leach kinetics being exhibited earlier in the year.

Cash costs during the year were negatively affected by a write-down of 40,000 inventory ounces. Capital expenditures included capitalized waste stripping, leach pad construction, equipment overhauls and various process improvements.

2017 Sustainability Highlights

- Reduced the total number and rate of recordable injuries
- No major environmental incidents or non-compliances
- Completed an external gap analysis and audit in preparation for transition to and certification under the ISO 14001: 2015 Environmental Management Systems Standard

Future Outlook
On March 21, 2018 the Company published a pre-feasibility study that identified the construction of a mill to be the preferred option in order to increase long-term recovery rates at Kışladağ. The Company will continue to work on a mill feasibility study to be presented to the Board of Directors for a final investment decision in October 2018.

Efemçukuru Efemçukuru is a high-grade underground gold operation located southwest of Izmir, in western Turkey. It uses gravity circuits followed by flotation to produce a flotation concentrate and a gravity concentrate. 1992 2005 2008 2011 2014 2016 Deposit identified Received Began Produced first Increased mine Increased process positive EIA construction concentrate throughput to throughput to 472 ktpa certificate 435 ktpa 2017Performance Quick Facts 2017 in Numbers Gold production at Efemçukuru was reasonably Location: IzmirProvince,Turkey consistent year over year with slightly higher processed tonnage and improved recoveries Deposit: Epithermal vein 481,649 somewhat offsetting the lower head grade. Ownership: 100% Eldorado Tonnes milled Cash operating costs increased slightly, primarily Mining processing: because of the lower head grade. Capital Underground/flotation 7.01 g/t spending included costs related to capitalized underground development and various Life of mine: (1) 10 years Average grade process improvements. Workforce: 821 (465 employees and 356 contractors) 2017 Sustainability Highlights 96,080 oz â– No major environmental incidents Certifications: ISO 14001, OHSAS 18001 Gold produced or non-compliances â– Conducted a review of the site’s underground 92,575 oz mining procedures and pumping capacity, site storage effectiveness and increased water Gold sold treatment capability as a part of planned efforts to improve site water management $524/oz â–Conducted an independent review against Cash operating costs the TSM Tailings Management Protocol and developed a site Operation, Maintenance and Surveillance Manual for tailings $556/oz Total cash costs $117.6 M Goldrevenues $28.9 M Sustaining capital expenditure (1) Estimated based on current proven and probable reserves.

16
ELDORADO GOLD
YEAR IN REVIEW 2017

Stratoni

Stratoni is an underground, silver–lead–zinc mine located in the Halkidiki Peninsula in northern Greece. It uses a multi-stage flotation process to extract a lead–silver concentrate and a zinc concentrate, which are then shipped from the Stratoni and Thessaloniki ports to overseas refineries.

BCE	1996	2003	2004	2005	2011	2012
Gold was discovered in this region during antiquity	TVX Gold purchased Stratoni	TVX Gold closed Stratoni	Operation passed to Greek state and then to European Goldfields (EGU)	EGU restarted operations at Stratoni	Received EIA	Acquired Stratoni from EGU

Quick Facts

Location: **Halkidiki Peninsula, Greece**

Deposit: **Silver–lead–zinc carbonate replacement**

Ownership: **95% Eldorado, 5% Aktor**

Mining/processing: **Underground/flotation**

Life of mine: **3 years** (1)

Workforce: **492 (362 employees and 130 contractors)**

Certifications: **ISO 14001, ISO 39001, ISO 50001, OHSAS 18001**

(1) Estimated based on current proven and probable reserves.

2017 in Numbers

150,734
Tonnes of ore processed

5.8%
Lead grade

9.4%
Zinc grade

36,699
Tonnes of concentrate produced

41,693
Tonnes of concentrate sold

$1,062/t
Cash costs

$51.2 M
Concentrate revenues

$0.6 M
Sustaining capital expenditures

2017 Performance

Concentrate tonnes produced at Stratoni were lower year over year due to decreased mill throughput and lower lead and zinc grades. Decreased mill throughput was a result of limited reserves and slower than expected underground development to access the new areas. Major expenditures (capitalized and expensed) of $12.8 million included underground mine development, much of which focused on expansion drilling to confirm the downdip continuity of the ore body from current resources.

2017 Sustainability Highlights

- Reduced the number of lost-time and recordable injuries, including injury frequency rates
- No major environmental incidents or non-compliances
- Re-certified under OHSAS 18001 and completed several safety initiatives, including improved risk management protocols, enhanced training on high-risk work activities, increased focus on near miss reporting and hazard identification skills

17
WHERE WE OPERATE

Olympias [1]

Olympias is a gold–silver–lead–zinc underground mine located in the Halkidiki Peninsula in northern Greece. It uses a flotation process to produce three concentrates (lead–silver, zinc and gold-bearing pyrite–arsenopyrite) that are sold and shipped to overseas refineries. Olympias has very high gold grades and an ore body that will allow for underground mining rates of up to 1 million tonnes per annum. Olympias achieved commercial production at the end of 2017.

2011	2012	2013	2015	2016	2017
Received EIA	Acquired Olympias from EGU	Began Phase I tailings re-treatment and clean-up	Began Phase I refurbishment of underground mine and existing mill	Completed Phase I tailings re-treatment	Began Phase II commissioning of mill and production from underground

Quick Facts

Location: **Halkidiki Peninsula, Greece**

Deposit: **Gold–silver–lead–zinc carbonate replacement**

Ownership: **95% Eldorado, 5% Aktor**

Mining processing: **Underground/flotation**

Life of mine: **25 years** [3]

Workforce: **945 (494 employees and 451 contractors)**

Certifications: **ISO 14001, ISO 39001, ISO 50001, OHSAS 18001**

2017 in Numbers

18,472 oz
of gold produced [2]

7.5 g/t
Gold grade

116 g/t
Silver grade [3]

3.5%
Lead grade [3]

4.8%
Zinc grade [3]

2017 Performance

Olympias produced 18,472 pre-commercial ounces of gold in 2017. Phase II of Olympias achieved commercial production on December 31, 2017.

As part of the completion of Phase II, a new paste backfill plant and an additional tailings filter will be commissioned in 2018 to provide maximum operational flexibility.

2017 Sustainability Highlights

- Reduced the number of lost-time and recordable injuries, including injury frequency rates
- No major environmental incidents or non-compliances
- Completed a benchmarking exercise against the International Cyanide Management Code; established systems and compliant standard operating procedures for cyanide management

(1) Olympias achieved commercial production on December 31, 2017. With this consideration, we have decided to report Olympias as an operating mine for 2017, though not all operational data was available for use in this Report.

(2) Ounces produced includes pre-commercial production.

(3) Estimated based on current proven and probable reserves.

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ELDORADO GOLD
YEAR IN REVIEW 2017

Construction Projects

Lamaque

In July 2017, Eldorado acquired the remaining shares of Integra Gold Corp and its principal asset, Lamaque. Lamaque is an orogenic lode gold deposit located in the Abitibi–Témiscamingue region of Québec, Canada. Construction had been under way since 2015, and extensive drilling took place throughout 2017. Lamaque will operate as an underground mine for approximately 10 years.

1923	1935	2011	2014	2015	2016	2017	2018
Gold discovered in the region	Operations at Sigma Mill began	The Triangle gold deposit was discovered	Integra consolidated the Sigma and Lamaque mines with the Lamaque South property	Surface development at Triangle began	Triangle's underground development began	Eldorado acquired Integra Gold and its Lamaque project	Pre-feasibility study published and maiden reserve of ~900 Koz declared

Quick Facts

Location: **Eastern Abitibi region, Québec, Canada**

Deposit: **Orogenic lode gold**

Ownership: **100% Eldorado**

Mining/processing: **Underground**

Life of mine: **8 years** [(1)]

Workforce: **186**
(90 employees and 96 contractors)

2017 Review
Since acquiring Lamaque, development has focused on infill drilling the upper portion of the Triangle deposit (one of three currently identified deposits at Lamaque) to quantify and declare maiden reserves. Work also commenced on refurbishing the existing Sigma Mill.

In 2017 test mining extracted 47,750 tonnes of ore with an average head grade of 8.6 grams per tonne gold, with approximately 35,400 tonnes processed at a nearby custom milling facility. Results from the first two batches (32,000 tonnes) indicate a gold grade of 7.35 grams per tonne, which was in line with expectations, and recoveries were slightly higher than anticipated at an average 95.4% for the toll treatment. In 2017, the Company spent $35.8 million in development capital at Lamaque.

On March 21, 2018 Eldorado published a pre-feasibility study declaring a maiden reserve of 893,000 ounces of gold at the Triangle deposit.



▲ Aerial overview of the Lamaque mine site, Canada.

(1) Estimated based on current proven and probable reserves.

19
WHERE WE OPERATE

Skouries

Skouries is a high-grade gold–copper porphyry deposit located in the Halkidiki Peninsula in northern Greece. It is currently 50% constructed and is being moved under care and maintenance. Skouries will operate initially as an open-pit and underground mine, later followed by only underground mining.

2006	2011	2012	2013	2015	2016	2017
EGU prepared feasibility study	Received EIA	Acquired Skouries from EGU	Began construction	Began pre-feasibility study of underground mine	Conducted ongoing pre-feasibility and basic engineering studies of underground mine, tailings facilities and LOM mining options	Announced intention to move Skouries under care and maintenance

Quick Facts

Location: **Halkidiki Peninsula, Greece**

Deposit: **Gold–copper porphyry**

Ownership: **95% Eldorado, 5% Aktor**

Mining/processing:
Open-pit and underground/gravity circuit and flotation

Life of mine: **Approximately 23 years (1)**

Workforce: **451**
(45 employees and 406 contractors)

2017 Review
Project development was slowed considerably in 2017, due to continued permitting delays throughout the year. The Company announced its intention to begin moving Skouries under care and maintenance in November 2017. The ramp down to care and maintenance is expected in the second quarter of 2018.

Capital expenditure at Skouries in 2017 totalled $73.2 million excluding capitalized interest.

Eldorado will reassess its investment in Skouries upon approval and receipt of outstanding permits, coupled with supportive dialogue between the Company and the Government of Greece regarding the use and implementation of best available technologies.



Skouries project site, Greece.

(1) Estimated based on current proven and probable reserves.

20
ELDORADO GOLD
YEAR IN REVIEW 2017

Development Projects

Tocantinzinho

Tocantinzinho is a non-refractory intrusion-related gold deposit located in the prolific Tapajós region of Pará State in northern Brazil.



2017 Review
Throughout 2017, Eldorado completed detailed engineering for the tailings dam, CIP tails pond and waste rock dump. Installation licences for the project site including the mine, process plant and infrastructure were received in 2017. Capital spending was $9.9 million.

Quick Facts

- **2008** – Formed option agreement
- **2010** – Acquired Tocantinzinho project
- **2012** – Approval of preliminary EIA
- **2015** – Positive Feasibility Study

Ownership: **100% Eldorado**

Mining/processing: **Open-pit/flotation Carbon in pulp**

Life of mine: **10 years** (1)

Workforce: **82 (10 employees and 72 contractors)**

Certej

Certej is an epithermal gold–silver project located in the Apuseni Mountains of Transylvania in western Romania.



2017 Review
At Certej, Eldorado focused on geotechnical and metallurgical testing, site preparation and engineering studies, allowing us to further advance permitting and the construction of off-site infrastructure in 2018.

Quick Facts

- **2000** – EGU acquired stake
- **2012** – Acquired project via EGU
- **2013** – 10% increase in gold resources
- **2014** – Updated technical report
- **2015** – Positive Feasibility Study

Ownership: **80.5% Eldorado, 19.25% Minvest S.A., 0.25% minority shareholder**

Mining/processing: **Open-pit/flotation oxidation, Carbon in leach**

Life of mine: **15 years** (1)

Workforce: **316 (263 employees and 53 contractors)**

Perama Hill

Perama Hill is an epithermal gold–silver deposit located in the Thrace region of northern Greece.



2017 Review
Perama Hill remains under care and maintenance pending receipt of the necessary permits.

Quick Facts

- **1995** – Deposit identified
- **2008** – Acquired Perama Hill via Frontier Pacific
- **2012** – Received approval of preliminary EIA
- **2013** – Submitted EIA
- **2016** – Put under care and maintenance

Ownership: **100% Eldorado**

Mining/processing: **Open-pit/whole ore, Carbon in leach**

Life of mine: **8 years** (1)

Workforce: **10 employees, 0 contractors**

(1) Estimated based on current proven and probable reserves.

21
WHERE WE OPERATE

Exploration Highlights

We invested a total of $42 million in exploration activity in 2017. Exploration drilling totalled 114,900 metres and included early-stage, brownfields and in-mine programs in Turkey, Greece, Canada, Romania, Serbia and Brazil.

~115,000 m
drilled by Eldorado in 2017

$42 M
exploration budget in 2017

90,000 m
planned drilling for 2018

TURKEY

At the Efemçukuru mine, 20,000 metres of exploration drilling during 2017 included resource conversion drilling on the Kestane Beleni vein and resource expansion drilling on the nearby Kokarpinar vein system. The resource conversion drilling targeted Inferred Resources downdip from the current production levels in the South Ore Shoot, in the transition zone between the South and Middle Ore Shoots and at the Kestane Beleni Northwest zone. Meanwhile resource expansion drilling at Kokarpinar tested the central and northern parts of the vein system, identifying several zones with vein widths and grades comparable to parts of the Kestane Beleni system.

Our regional exploration team focused on early-stage projects and project generation activities targeting prospective porphyry and epithermal systems associated with Tertiary volcanic centres in western Turkey.

GREECE

At the Stratoni mine, continued development of the hangingwall exploration drift provided new underground platforms for 6,000 metres of resource expansion drilling. The new drilling confirmed the continuation of the Mavres Petres orebody downdip from and along strike from current production levels. This program will continue with another 10,000 metres of drilling scheduled for 2018.

Approximately 4,400 metres of drilling was completed at the Tsikara prospect area during 2017, testing porphyry targets located just south of the Skouries development project.

CANADA

Since the July 2017 acquisition of the Lamaque project, over 44,000 metres of resource conversion and resource expansion drilling were completed on the Triangle and Plug 4 deposits. Drilling at Triangle consisted of both infill holes focused on resource conversion in the C2 and C4 zones, and testing the resource potential of shear zones deeper in the deposit. The resource conversion drilling was incorporated in the NI 43-101 compliant Lamaque Technical Report filed by the Company in late March 2018, where a maiden Reserve of 893,000 ounces was declared for the Triangle Zone, within Measured and Indicated Resources of 1.3 million ounces with a further 1.3 million ounces of Inferred Resources. At Plug 4, drilling provided further definition of both the shear-vein hosted mineralized zones similar to the C zones at Lamaque and of peripheral vein-swarm hosted zones. An additional 34,000 metres of exploration is planned for 2018.

ROMANIA

In Romania, exploration focused on the Bolcana porphyry prospect, located approximately six kilometres west of the Company's Certej epithermal gold–silver development project. Drilling at Bolcana totalled over 23,000 metres in 25 holes and tested an area measuring 1,200 metres by 900 metres. Results confirmed the presence of a large, gold-rich porphyry system with a higher grade core extending to a depth of over 1,000 metres from surface. A further 20,000 metres of drilling is planned for 2018, which will complete drill hole coverage over the porphyry system to a 150-metre drill hole spacing.

BRAZIL

Exploration in Brazil focused on grassroots programs at the Borborema, Mara Rosa and Nazareno project areas, with regional sampling programs, drill target definition and drill testing of multiple targets completed at all three projects.

SERBIA

Approximately 18,500 metres of drilling was completed in 2017 at the Karavansalija Mineralized Center (KMC) project, testing targets at the Shanac, Copper Canyon, Gradina and Medenovac prospects. Initial stream sediment, soil and rock chip sampling programs were completed at new licences surrounding KMC and elsewhere in Serbia and Kosovo.

Responsible Mining: Our Approach For us responsible mining means protecting the environment, providing safe workplaces for our employees, maintaining good relationships with our stakeholders and investing in the communities in which we operate. We understand that mining has a significant impact on the social and environmental well-being of all our stakeholders; our goal is to ensure that through each phase of the mining process, we are able to generate social, environmental, and economic value.

23
RESPONSIBLE MINING: OUR APPROACH

Our Guiding Frameworks and Commitments

Transparency and accountability are fundamental to our relationships with all stakeholders. Adoption of, and certification to, leading international standards and guidelines allow us to support our internal policies with the assistance of frameworks that have been developed in consultation with non-governmental organizations (NGOs), academics, regulators, and other stakeholders. We seek to incorporate the leadership and expertise that these frameworks provide into our business operations, to raise our standards of practice and provide a means by which all stakeholders can verify, measure and report on our performance. The certifications, standards, commitments and organizations we recognize are detailed below.

Certifications, Standards and Commitments

We report under the following:

- Carbon Disclosure Project's (CDP) Climate Change Report
- CDP's Water Report
- GRI's G4 Sustainability Reporting Guidelines

We are certified to the:

- International Cyanide Management Code
- ISO 14001 Environmental Management System Standard
- ISO 50001 Energy Management System Standard
- WGC's Conflict-Free Gold Standard
- OHSAS 18001 Occupational Health and Safety Management Standard

We are guided by the following:

- Voluntary Principles on Security and Human Rights ("Voluntary Principles")
- United Nations Global Compact
- United Nations Guiding Principles on Business and Human Rights
- MAC's Towards Sustainable Mining Framework

Memberships

Eldorado is also a member of several industry associations that assist in developing best practices and international standards. These associations include:

- European Association of Mining Industries, Metal Ores & Industrial Minerals (Euromines)
- International Cyanide Management Institute
- Mining Association of British Columbia
- Mining Association of Canada
- Prospectors & Developers Association of Canada
- World Gold Council

OUR GUIDING PRINCIPLES

Our guiding principles underpin all that we do.


Act with Integrity
We are committed to being honest, straightforward and accountable in all our business practices.
Enrich Lives
We aim to create real, lasting and tangible benefits for the people whose lives our operations touch.
Engage Openly
We believe that clear, comprehensive disclosure, high standards of corporate governance and ethical business practices are the only ways to do business.
Operate Safely
People come first. We implement industry best practices, adhere to all safety regulations and have strict management systems in place to promote a culture of safety wherever we operate.
Behave Responsibly
We strive to demonstrate that mining can be done responsibly. We do this by emphasizing environmental stewardship at every stage of the project life cycle.

◄

Efemçukuru vineyard, Turkey.

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ELDORADO GOLD
YEAR IN REVIEW 2017

Although our business has direct and indirect relationships with all 17 SDGs, we have chosen to focus on those that relate most to our business operations around the world.



▲

Employees at Kışladağ, Turkey.

In September 2015, UN member states adopted a set of Sustainable Development Goals (SDGs) that represent a plan of action for equitable, socially inclusive and environmentally sustainable economic development. The SDGs provide a common framework that addresses the most urgent socio-economic and environmental challenges of our generation, including the respective roles for government and industry in achieving sustainable development.

UN Sustainable Development Goals

We take pride in the strong connections we build with the communities and countries that host us. As a global company, we also recognize that our business and our stakeholders extend far beyond the communities in which we operate. Fulfilling our local, national and international responsibilities is fundamental to the well-being and health of all our stakeholders.

Together with the assistance and guidance given to us by industry associations and the United Nations (UN) frameworks and standards of practice, Eldorado is able to provide value to communities, governments and broader stakeholders. This year, Eldorado has continued to advance its commitments as a global citizen by focusing on the United Nations Sustainable Development Goals (SDGs).

By considering the SDGs as we grow and make everyday business decisions, we are supporting the communities and countries in which we work. We are also contributing to Canada's own commitment to advance the SDGs and build a more prosperous and sustainable world.

The mining industry must continue to uphold the SDGs and work with governments to achieve tangible benefits that advance human and environmental progress.


3

GOOD HEALTH AND WELL-BEING

The industrial nature of mining can pose health and safety risks to workers and nearby communities. Further inherent challenges – such as operating in remote locations and exposure to tropical diseases, with limited access to health care – can also pose risks to workers and the community's well-being.

Eldorado addresses these challenges by promoting a strong, Company-wide workplace health and safety culture. All of our producing mines have certified Occupational Health and Safety Management Systems in place to drive safety performance. Workers are provided healthy food options, annual on-site health check-ups, and regular health and safety training. Eldorado also conducts drug and alcohol tests to maintain a safe working environment.

We work to improve road safety on and off site, certify Environmental Management Systems at all producing mines, and invest in community health programs and infrastructure to extend the benefits of our operations to some of our closest stakeholders.


5

GENDER EQUALITY

Gender inequality within mining companies and within mining communities means that men often receive greater benefits from mining than women do.

Eldorado works to promote gender equality and empower women and girls through the following measures:

- Promoting a workplace free from gender-based discrimination or harassment
- Upholding our Diversity Policy and Corporate Code of Business Conduct and Ethics
- Ensuring that training and sign-off against the Code for all employees is mandatory
- Offering equal compensation for men and women based on their roles, responsibilities and work experience
- Where possible, allowing for flexible work schedules to support childcare
- Offering educational scholarships to women

CLEAN WATER AND SANITATION DECENT WORK AND ECONOMIC GROWTH CLIMATE ACTION Water can be a source of conflict between mining Mining provides decent work and economic Climate change is both a local and global issue, companies and communities, particularly if it is growth. However, the presence of mining cannot as international challenges have direct effects scarce. However, mining can help bring clean on its own guarantee that these sustainable on local communities. We recognize that our water to communities in remote areas. benefits will be created. operations consume energy and produce greenhouse gas (GHG) emissions. Our focus Eldoradorecognizesthataccesstowateris Eldorado actively builds the conditions under is on mitigating the effects of climate change essential to human health and well-being. which sustainable economic growth can occur by undertaking energy-efficient projects and We work to minimize our water consumption by providing well-paid jobs, supporting local reducing our emissions. while collaborating with local communities and businesses and collaborating with local chambers governments to improve access to clean water. of commerce to diversify economic growth. In addition to the measures taken by Eldorado to These activities include: measure, report and reduce the Company’s direct As we work with local businesses, suppliers, (scope 1) and indirect (scope 2) GHG emissions, â– Recycling water at our sites contractors and employees, we provide training we work actively with governments to improve and capacity-building assistance to help them â–Treating contact water prior to discharge environmental performance and, through our develop skills that can be transferred to other membership with the Mining Association of â–Conducting research and engineering projects opportunities and grow local economies. Canada, to publicly support a price on carbon. to improve water efficiency and reduce water consumption Although governments and industry have â– Conducting comprehensive monitoring of begun work to limit emissions and stem the rise water sources (upstream and downstream) in global temperatures, the effects of climate at all sites change are already evident, necessitating â–Collaborating with community and adaptation by communities and businesses. government representatives to monitor water In response, Eldorado has implemented Crisis at sites Management Plans in accordance with MAC’s INDUSTRY, INNOVATION AND Towards Sustainable Mining (TSM) program to â–Publicly disclosing annual water reporting INFRASTRUCTURE improve our response to severe weather incidents (e.g. the CDP’s Water Survey) Mining requires immense investments in and to protect our workers and communities. â– Publishing Eldorado’s Environmental Policy, infrastructure to transport materials, water, which sets out a commitment to reduce energy and information to remote locations water use, recycle and reuse water wherever world-wide. By prioritizing local procurement possible, and discharge water in accordance and training, Eldorado is able to assist in with water quality standards building infrastructure, innovation and industry. We proudly partner with local businesses and universities to promote research and development, and invest in local infrastructure such as public roads and irrigation systems that Local electricians work at Efemçukuru, Turkey. are fundamental to economic growth. Look for the SDG icons throughout this Report to see how Eldorado contributes to sustainable development across our operations. The SDG wheel is used in this Report to highlight areas that correspond to all six SDGs mentioned on this and the previous page of this Report.

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ELDORADO GOLD
YEAR IN REVIEW 2017

Corporate Governance and Transparency

Central to Eldorado's record as a trusted operator is its commitment to ethical business practices and high standards of corporate governance. We recognize the importance of having an integrated approach to managing our operations, risks and relationships.

BOARD OF DIRECTORS

Eldorado's Board of Directors is responsible for overseeing corporate governance. Their Terms of Reference explicitly require the Chair of the Board and all members of our Board Committees to be independent. The Board works with senior management to set long-term goals, develop strategy and monitor Eldorado's progress toward achieving its goals, while providing independent and objective advice. They regularly evaluate our principal business risks and monitor the effectiveness of our risk management process.

Our Board is composed of the following four committees:

- Audit
- Compensation
- Corporate Governance & Nominating
- Sustainability

SUSTAINABILITY COMMITTEE

The Sustainability Committee oversees our policies, programs and practices in the areas of environment, health, safety, community relations and security. The Committee seeks assurance that Eldorado consistently promotes ethical, transparent and responsible behaviour, and meaningfully engages its stakeholders.

The Sustainability Committee receives detailed quarterly reports for all sites and works with Eldorado leadership to suggest directives for senior management to pursue. The Committee receives a briefing within 24 hours if a fatality, serious lost-time injury, significant environmental incident or anything that is material or legally reportable occurs. The Board of Directors, including members of the Committee, periodically visit our sites for first-hand validation and interaction with our operations personnel.

For more information on our Board committees, visit eldoradogold.com/about-us/leadership/board-committees.

SENIOR MANAGEMENT OVERSIGHT

Eldorado operates with a decentralized yet coordinated approach to operations. Our senior management team in Vancouver works closely with management teams in each of our operating jurisdictions, providing a clear line of sight to each operation.

Ultimate accountability for social and environmental performance rests with our President & Chief Executive Officer (CEO) while day-to-day oversight is shared at the corporate level by the Chief Operating Officer (COO) and the Senior Vice President, External Relations & Sustainability.

In addition to frequent site visits, our senior management team aims for open communication and appropriate oversight through weekly reporting on safety, health, environment and community performance from mine General Managers and country Vice President & General Managers.

CORPORATE DISCLOSURES AND TRANSPARENCY

Our governance systems are designed to help us consistently evaluate and effectively manage our risks; this, in turn, helps us stay focused on our long-term planning, decision-making and communication. We believe that clear and comprehensive disclosure and open communication with our stakeholders will continue to encourage confidence in the legitimacy and honesty of our business practices.

GOVERNANCE POLICIES

Our Code of Business Conduct and Ethics, Anti-Bribery and Corruption Policy, Human Rights Policy, Insider Trading Policy and Disclosure Policy reinforce our standards and values and outline our expectation that all employees and suppliers operate in accordance with the highest standards of legal and ethical behaviour. We also outline our commitments to protecting the environment and the safety of our people and neighbours in our Environmental and Health and Safety Policies. All of our policies were reviewed and updated in 2017. In early 2018, Eldorado also adopted a Diversity Policy, the first policy of its kind for the Company and a significant step towards advancing gender equality across the Company's Board and leadership team.


5

For more information, visit eldoradogold.com/about-us/governance.

SUSTAINABILITY FACTORS IN COMPENSATION

Regular employee performance reviews are performed at all our sites, typically on an annual basis, although some sites conduct monthly performance reviews. Health, safety and environmental performance indicators and social performance measures are embedded in performance reviews that are linked to our senior management compensation. In 2018, we revisited the sustainability factors tied to Eldorado's senior management compensation. We also set new targets and key performance indicators aligned with promoting compliance with Eldorado's Global Health & Safety Directive and our recently released *Golden Rules* Handbook.[1]


GLOBAL HEALTH & SAFETY DIRECTIVE
GOLDEN RULES

Golden Rules Handbook, which was rolled out across sites globally in 2018.

(1) Please see page 44 for more details on Eldorado's Global Health & Safety Directive and *Golden Rules* Handbook.

27
RESPONSIBLE MINING: OUR APPROACH

Our Performance and Targets

Eldorado sets annual goals to drive performance towards meeting the Company's strategic, operational and sustainability objectives. The tables below place our progress towards our goals for 2017 and set our goals for 2018. We review our targets annually as we move forward with a strategic focus on advancing our long-term business performance.

Achieved ● Partially achieved ◐ Not achieved ○

ECONOMIC AND OPERATIONAL PERFORMANCE

Goal	Why is this important?	Outcome	Explanation
Produce 365,000–400,000 ounces of gold; revised Q3 guidance to 280,000–310,000 ounces of gold	Gold ounces produced is a key indicator of operational performance	○	**Gold production: 292,971 oz** Due to technical issues at Kışladağ and permitting issues in Greece, this production target was not met. However, we met revised guidance
Deliver cash operating costs of $485–$535 per ounce	Cash operating costs reflect the direct cost of mining an ounce of gold and is an indicator of operational efficiency	●	**Cash operating costs: $509/oz** Average cash operating costs per ounce for 2017 met Eldorado's target
Maintain gold reserves between 20 and 25 times the production rate	Gold reserves provide an indication of mine size and asset quality; Eldorado's mineral reserves and resource base supports our growth pipeline	●	**Gold reserves: 17.3 M** With 17.3 million ounces of gold in reserves and a 2017 production rate of 292,971 ounces, gold reserves were 59.1 times the production rate
Maintain a debt-to-capital ratio of less than 30%	Indicates the proportion of our total capital that is debt; a lower debt-to-capital ratio is a positive indicator of the Company's financial health	●	**Debt-to-capital ratio: 13.8%** With debt of $593.8 million versus total capital of $4.3 billion, Eldorado maintained a debt-to-capital ratio of 13.8% as at December 31, 2017

HEALTH AND SAFETY

Goal	Why is this important?	Outcome	Explanation
Zero fatalities	The health and safety of our workforce is our highest priority; we strive to provide decent work that is free of hazards, risks and accidents, which is in alignment with the UN Sustainable Development Goals	○	**Fatalities: 1** In August 2016, we were sad to report the fatality of an employee of a contractor during tree-cutting operations at our Skouries mine in Greece
Achieve a minimum 10% year over year improvement in the total recordable injury frequency rate (TRIFR)	This provides a measure of our health and safety performance; the TRIFR and LTIFR indicate how many events happened over a given period	◐	**TRIFR: 6.61 (-8%)** Decrease in TRIFR from 7.18 to 6.61, representing an 8% improvement in the TRIFR but slightly behind target
Achieve a minimum 5% year over year improvement in lost-time injury frequency rate (LTIFR)	Provides a measure of our health and safety performance. The LTIFR shows how many lost-time injuries happened per million man-hours worked	○	**TRIFR: 1.65 (+21%)** Increase from 1.37 to 1.65, representing a 21% increase to the LTIFR

28
ELDORADO GOLD
YEAR IN REVIEW 2017

Achieved ● Partially achieved ◐ Not achieved ○

ENVIRONMENT

Goal	Why is this important?	Outcome	Explanation
Have no reportable environmental incidents	The number of fines and penalties Eldorado receives is an indication of our mines' success and adherence to all legal permitting and licensing requirements	●	**Fines and penalties: 0** There were no reportable environmental incidents at our sites in 2017 that resulted in fines or penalties against Eldorado
Maintain adherence to the International Cyanide Management Code (ICMC) at all sites that use cyanide, and design projects to ICMC standards upon start-up	Eldorado's compliance with the ICMC reflects our commitment to manage cyanide in a safe and responsible manner	●	**Maintained ICMC compliance** Kışladağ was recertified under the ICMC on January 11, 2017
Establish energy and GHG emission targets at operating sites	Having energy and GHG emission targets allow us to be transparent and proactive in identifying areas for improvement and reducing our emissions to increase efficiency and meet global climate change objectives	○	**No energy or GHG emission targets** Site feedback encouraged Eldorado to focus instead on developing an energy management plan in an effort to integrate energy efficiency into day-to-day operations. Eldorado has retained a consultant to facilitate preparation of a Corporate Energy Management Plan and associated reduction targets

GOVERNANCE

Goal	Why is this important?	Outcome	Explanation
Publish Eldorado's first public report, in accordance with the ESTMA, by May 31, 2017	The publication of this Report is fundamental to adhering to regulatory requirements, and it provides additional transparency and legitimacy to our operations within Canada and abroad	●	**Published ESTMA report** On May 30, 2017 Eldorado submitted its first ESTMA report to Natural Resources Canada. A copy can be downloaded within the Investors section of Eldorado's website
Establish and implement a Global Security Directive, which outlines the minimum expectations for security risk assessment, control measures and incident response in line with the Voluntary Principles	Establishing effective security controls, standards, policies and procedures contribute to the safety and protection of our employees, assets and reputation as well as the communities in which we operate	◐	**Drafted a Global Security Directive** In 2017, Eldorado drafted a Global Security Directive and received input from its global security teams. However, we delayed implementation of the Directive until an independent gap assessment under the Voluntary Principles was completed in order to identify further improvements.
Introduce human rights training for all employees and contractors who work at our sites	Human rights education and training promotes values, beliefs and attitudes that encourage our employees to uphold their own rights and those of others	●	**Conducted human rights training** A human rights training video was distributed to all of Eldorado's sites for use in employee and contractor induction and refresher training
Conduct training for all armed security personnel in accordance with the Voluntary Principles	Adequate and effective training allows Eldorado to communicate its policies on ethical conduct and human rights, and ensures that security personnel are familiar with the requirements of the Voluntary Principles in order to respect the rights of our employees and community members	◐	**Began security training in accordance with the Voluntary Principles** Training for armed security personnel in accordance with the Voluntary Principles was completed in Q1 2018 at two of the three sites where Eldorado has armed security personnel

29
RESPONSIBLE MINING: OUR APPROACH

Achieved ● Partially achieved ◐ Not achieved ○

COMMUNITY

Goal	Why is this important?	Outcome	Explanation
Complete implementation of Eldorado's formal grievance mechanism at our operating mines and development projects, and publicly report on the number and types of grievances raised in 2017	Grievance mechanisms serve as a key tool for developing feedback loops and providing a formal basis on which to be heard, for people close to or affected by our mining activities. It helps Eldorado manage risks and foster a positive relationship with stakeholders	◐	**Progressed implementation of Eldorado's formal grievance mechanism** The grievance mechanism at select sites remains subject to ongoing implementation steps. Informal grievance channels and stakeholder engagement practices continue across all Eldorado locations

2018 GOALS

Area	2018 Goal
Economic/Operations	▪ Produce at least 313,00 ounces of gold and gold equivalent ▪ Deliver all-in sustaining costs of $1,073/oz or lower ▪ Deliver cash flow from operations of $0.11 per share ▪ Secure appropriate funding to support the Company's growth plans ▪ Progress or resolve permitting challenges in Greece ▪ Maintain disciplined capital allocation in accordance with Eldorado's Capital Investment Framework ▪ Develop and implement a robust business plan ▪ Develop capital projects that are fit for purpose, on schedule and within budget ▪ Maintain gold reserves at 2017 levels
Health and Safety	▪ Zero fatalities ▪ Reduce LTIFR and TRIFR by 10% ▪ Full implementation of Eldorado's *Golden Rules* and Health & Safety Directive
Environment	▪ Zero major environmental incidents [1] ▪ Reduce impacts of development projects to a viable minimum
Governance	▪ Advance alignment with the Voluntary Principles on Security and Human Rights ▪ Develop a corporate strategic energy management plan ▪ Develop a corporate sustainability strategy to integrate a sustainability vision into Eldorado's long-term strategic planning
Community	▪ Complete implementation of Eldorado's formal grievance mechanism at all sites

(1) We define major environmental incidents as adverse environmental impacts that result in fines or penalties to Eldorado.



▲ Children enjoy getting their faces painted at the annual Lamaque BBQ in the city of Val d'Or, Québec, Canada.

Materiality This Report provides an opportunity for Eldorado to take a broad view of the issues and topics that are most material to the Company. Although we have a strong understanding of material issues as they evolve, a formal assessment allows us to map the topics most important to our stakeholders and connect what may be material in one of our operating regions to similar circumstances across our global operations. This broad view provides valuable internal insights into our business, and is the foundation of this Report.

DEFINING MATERIALITY the regions and communities in which we operate. Senior management has taken time to review the material topics presented in this Report with In accordance with the GRI Principles, we define a “material topic” as a consideration to our business and our stakeholders. matter that reflects the Company’s significant economic, environmental and social impacts, or a matter that could substantively influence the This materiality exercise creates additional value for Eldorado by: assessments and decisions of our stakeholders. The importance of a material topic may vary from region to region or among different stakeholder groups. â– Adding purpose and structure to our internal and external engagement initiatives DETERMINING MATERIALITY â–Encouraging new levels of collaboration among our senior management and stakeholders on topics that matter most to them Each year we conduct a materiality assessment to identify those key topics and aspects that should receive attention in this Report. Although we have â– Providing direction to and validation of the importance of new a clear understanding of our relationships from an internal perspective, sustainability initiatives and strategies we adopt the annual materiality assessment process allows us to consider issues â– Improving our understanding of and responses to stakeholder needs throughout the mining industry and topics that are most important to and concerns HOW WE DETERMINE MATERIAL TOPICS Step 1 Step 2 Identifying materiality topics Designing material assessment Conducting the materiality assessment begins with defining its purpose and objective. We then select the sources from which we gathered This year we sought to focus on environmental materiality. Once the purpose of the our information, select the stakeholders involved, and assessment is determined, we consider which topics best address our objectives. We take design interview questions for internal and external our prior year materiality assessment results as a starting point, and then review peer stakeholders to address a range of material topics. reports, industry reports and internal documents to refine our selected topics. As material topics remain relatively stable year to year, this year’s assessment was conducted internally with the assistance of previously collected external data. Step 3 Step 4 Step 5 Prioritizing material topics internally Engaging stakeholders Reporting our final results We conduct online questionnaires with senior executives to review our results We review the results of our and management across corporate, regional and site We review the results of our internal materiality assessment with offices, including professionals responsible for overseeing assessments with a selection of Eldorado’s leadership, and then social, environmental and economic performance at Eldorado’s external stakeholders; prioritize the material topics to each site. Respondents are asked to rank the material this allows us to reassess the be included in this Report. topics and priorities during the previous year, based on importance of each topic from their relevance, level of importance and impact on our a diverse range of perspectives. stakeholders and the Company. Efemçukuru processing plant, Turkey.

Analysis of Material Topics Responsible Performance Respecting Our Environment Working with Communities Operational costs Water use and management Community and government support Metal production Waste management Stakeholder engagement Permits and licences Climate change adaptation and mitigation Community investment Bribery and corruption Corporate reputation Transparency of payments to governments Complaints and grievances Political climate in countries of operation Human rights Security standards Providing Decent Work Sustainable Development Goals Health and safety performance Training and skills development Emergency preparedness Relationships with labour unions Regional economic development Local employment and procurement MATERIALITYMATRIX After subjecting each of the above data points to our materiality assessment processes, we developed the materiality matrix on the next page. This matrix identifies each topic in relation to its importance to our stakeholders (vertical axis) and its influence on our business (horizontal axis). Topics that fall within our reporting threshold of moderate to higher materiality form the main areas of focus in this Report. For each topic that surpasses the threshold, we describe our management approach and provide performance data and analysis. For topics that do not pass the threshold, we provide information on our management approach, but have chosen not to provide data or analysis. Environmental testing at Efemçukuru, Turkey.

33
MATERIALITY

MATERIALITY RESULTS

The results of our 2017 materiality assessment are outlined in the following materiality matrix.

Following our assessment, we ascribed increased importance to the following topics, in comparison to our 2016 results:

- Political climate in countries of operation
- Community and government support
- Metal production

Similarly, the following topic was deemed less important in comparison to the 2016 results:

- Complaints and grievances

Following the 2017 materiality assessment, a number of additional topics and priorities were identified; however, given they were of lower materiality we did not include them in this Report. These topics are:

- Biodiversity & reclamation
- Land acquisition & use
- Supply chain management
- Capital allocations & budgets

Energy use, greenhouse gas emissions, climate change and cyanide management were also identified as lesser material topics, but due to the social salience of these issues, they are discussed in the Respecting Our Environment section of this Report.

In response to internal and external considerations, we have also added to our 2017 materiality matrix the following topics to this Report: climate change adaptation and mitigation, and Sustainable Development Goals.

Figure 1: Material Topics/Aspects


HIGHER
IMPORTANCE TO STAKEHOLDERS
LOWER
Health and Safety
Community & Government Support
Permits & Licences
Stakeholder Engagement
Local Employment & Procurement
Water Use & Management
Political Climate in Countries of Operation
Waste Management (including Tailings)
Climate Change Adaptation & Mitigation
Human Rights
Regional Economic Development
Training & Skills Development
Emergency Preparedness
Sustainable Development Goals
Complaints & Grievances
Metal Production
Community Investment
Operational Costs
Corporate Reputation
Bribery & Corruption
Transparency of Payments to Government
Relationships with Labour Unions
LOWER
INFLUENCE ON BUSINESS
HIGHER

Responsible Performance Our strategy of discovering, acquiring and developing high-quality assets in prospective regions has remained consistent for the past 25 years. Our disciplined and strategic approach will allow us to create value for our stakeholders and contribute to the sustainable development of economies around the world as we work to build tomorrow, together.

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RESPONSIBLE PERFORMANCE

Economic Performance

SUSTAINING LONG-TERM ECONOMIC GROWTH AND PERFORMANCE

Our goal is to create value for all those invested in us – from our employees and communities to host countries and shareholders. We do this by discovering, acquiring and developing quality gold assets in prospective jurisdictions. This has been our strategy for the past 25 years, and it is fundamental to our future as a sustainable, high-quality business in the gold sector.

By focusing on productivity and operational success, we maintain long-term economic growth, create value for all of our stakeholders and make meaningful contributions to sustainable development.

ACCOUNTABILITY FOR ECONOMIC AND OPERATIONAL PERFORMANCE

At each site, local operations teams are responsible for the day-to-day oversight, management and operations of our assets. Operations teams report directly to their mine General Manager and country Vice President & General Manager, who in turn report to Eldorado's COO. The COO oversees annual operational objectives and targets, is responsible for overseeing development projects, and reviews operational performance on a weekly basis.

A finance team is responsible for overseeing economic performance and working with sites to ensure that production and development activities follow mine plans and budgets; one such team is assigned to each of our operating regions. Regional finance teams report to Eldorado's Corporate Controller, who in turn reports to Eldorado's Chief Financial Officer (CFO). The CFO oversees annual financial objectives and targets, and reviews progress against plans and budgets on a monthly basis.

At Eldorado's Corporate Office, the Executive Vice President, Strategy & Corporate Development and the Executive Vice President & General Counsel are responsible for overseeing activities related to the acquisition or sale of assets by the Company.

Eldorado's President & CEO is ultimately accountable for our economic and operational performance. The President & CEO is responsible for reviewing annual objectives, targets, budgets and plans, while working with the Board of Directors. The President & CEO and Board oversee the Company's Officers and management team, the members of which are responsible for the daily operations of the business.

For more details on Eldorado's economic and operational performance, please see our 2017 Annual Report available here: eldoradogold.com/investors/financial-information/annual-reports/.

ELDORADO'S STRATEGIC PRIORITIES

In order to build a competitive business that is economically, socially and environmentally sustainable, our decisions are guided by four strategic principles:

Quality Assets

Our business is based on a portfolio of long-life assets in prospective jurisdictions. The quality of our asset base allows us to achieve long-term growth with solid margins, and this enhances our ability to generate free cash flows and earnings per share. Quality, long-life assets are also critical to the communities and countries in which we operate, as they create stable employment and opportunities to partner with governments to achieve Sustainable Development Goals.

Operational Excellence

Maintaining a level of excellence across our operations requires investing in new technologies and investing in our employees. These investments allow us to work safer, smarter and more efficiently, so that we can increase our productivity, reduce risk and operate to guidance while improving environmental performance year over year.

Capital Discipline

Capital discipline underpins every business decision we make. Eldorado prioritizes capital for sustaining our operations and developing our key projects. We strive to maintain a solid balance sheet that enables us to develop our assets, take advantage of opportunities and withstand external market pressures.

Accountability

We are accountable to all of our stakeholders and are committed to conducting our business with the transparency, honesty and respect these relationships deserve. This means keeping our people safe, minimizing our environmental impacts and working with our neighbours to create inclusive and sustainable development.

Underground at Efemçukuru, Turkey.

36
ELDORADO GOLD
YEAR IN REVIEW 2017

Responsible Corporate Citizenship

Our operations and projects aim to make positive, long-lasting contributions to the sustainable development of the communities and countries in which they are located. But we are only able to do so with the cooperation of our stakeholders, particularly those found in local communities and host country governments.

Mining is a complex industry and we must increasingly demonstrate how we manage risks and mitigate impacts affecting our environmental and social performance. As we continue to improve our transparency and disclosures, we aim to show that the controls that we have in place protect and respect human rights, address and respond to community concerns, provide a safe and respectful working environment, and minimize harm to the environment, while ultimately leaving a positive and lasting legacy.

Even with the best due diligence, political risks can never be entirely mitigated. Our due diligence reports assess the host country's political climate, governance structures, legal system, transparency of doing business, history of foreign investment, and tax and royalty regimes. However, political climates can change abruptly and without warning, and as a mine can operate for over 20 years, the political context of any given country can change substantially within the life cycle of a mine.

To further mitigate the risks associated with political instability, Eldorado advocates for clear, fair and transparent regulations and proactively shares its experiences as a global operator to help host governments develop and maintain appropriate legislation. We recognize that advancing sustainable development and building strong political institutions in host countries is critical to creating social and political stability, and continuously work with governments to achieve sustainable development goals.

PERMITS AND LICENCES

Obtaining permits and licences is critical to our project development and ongoing operations. It is our responsibility to meet relevant environmental and commercial regulations and it is the host governments' responsibility to grant permits and licences in a timely fashion when those regulations are met.

During construction and development, Eldorado's Engineering and Capital Projects teams are responsible for preparing our applications and submitting these to governments to obtain the permits and licences we require to operate. These teams report to Eldorado's Senior Vice President, Engineering & Capital Projects, who in turn reports to Eldorado's COO. Throughout the permitting process, our teams are supported by country Vice President & General Managers who frequently engage with local governments to address questions or concerns.

During production, our mines must maintain adherence to the operating requirements prescribed within our permits and licences. These generally include explicit social or environmental conditions, such as targets for local employment or air quality and emission thresholds. Our various mine departments – including Environmental, Health and Safety, Community Relations and Corporate Social Responsibility – are responsible for monitoring and adhering to these requirements. Mine General Managers are ultimately accountable for compliance with our permits and licences, and report directly to Eldorado's COO.



◀ Olympias processing plant at night, Greece.

Political Climate in Countries of Operations

Our operations are subject to changing political conditions, geopolitical environments, host governments and regulatory requirements in the countries where we do business. Changes, if any, in mining or investment policies, or shifts in political attitudes in these jurisdictions may adversely affect our operations or profitability.

In 2017, the continued delay in receiving the necessary permits to develop our Skouries and Olympias mines negatively impacted our project schedules and costs and hindered our ability to effectively advance development and operation of these assets. We received the outstanding operating permit for the Olympias Phase II processing plant in September 2017, allowing commencement of commercial production in December 2017. However, in November 2017, due to the non-issuance of permits, we announced our intention to begin moving the Skouries project under care and maintenance. We expect to complete the ramp down into care and maintenance by the end of the second quarter 2018.

Also in 2017, our Greek subsidiary, Hellas Gold, received formal notice from Greece's Ministry of Finance and Ministry of Environment and Energy initiating domestic Greek arbitration. The arbitration notice alleged that the Technical Study for the Madem Lakkos Metallurgical Plant for treating Olympias and Skouries concentrates, submitted in December 2014, was deficient and thereby in violation of the Transfer Contract between the Company and the Greek state. In early April 2018, the arbitration panel in Greece issued a positive ruling, rejecting the Greek state's motion that the Technical Study was in breach of the provisions of the Transfer Contract.

Despite Turkey experiencing continued heightened levels of political, economic and regional geopolitical instability in 2017, our operations experienced no significant disruptions and continued to operate under normal business conditions.

HUMAN RIGHTS In the past two decades, the mining industry has attracted international attention for failures relating to human rights. While operating in complex social and political environments can pose inherent human rights-related challenges, prioritizing human rights through clear policies and due diligence procedures often leads to better outcomes for all stakeholders. Eldorado believes that respecting and supporting human rights begins with the fundamental recognition of the equality and dignity of all people. These values are in a number of international documents recognized by Eldorado, including the International Bill of Human Rights, the Voluntary Principles on Security and Human Rights, the Ten Principles of the UN Global Compact, and the International Labour Organization’s Declaration on the Fundamental Principles and Rights at Work. These values guide our respect for human rights across our sites and communities, and across all aspects of our operations, from developing a workplace culture that values safety and diversity to assisting local communities achieve socially inclusive development goals. We require our employees and contractors to comply with Eldorado’s Human Rights Policy, which was updated and signed by Eldorado’s President & CEO in 2017. The Policy outlines our requirements for upholding and respecting the human rights of our employees, contractors, supply chain workers, local community members, and other stakeholders who may be impacted by our activities. As stated in the Policy, Eldorado supports the global elimination of child and forced labour, as well as the elimination of workplace discrimination on the basis of race, gender, religion, age, social status, sexual orientation or any other arbitrary characteristic unrelated to an individual’s job performance. As a significant economic actor in our host communities, Eldorado has a particular responsibility to respect and advance human rights. Although this influence enables us to make positive contributions to human rights in local communities, governments hold primary responsibility for protecting and upholding the human rights of their citizens. Alignment with the Voluntary Principles on Security and Human Rights Created in 2000, the Voluntary Principles on Security and Human Rights (VPs) are a set of principles designed to guide extractive sector companies in maintaining the safety and security of their operations within an operating framework that encourages respect for human rights. The Government of Canada identified the VPs as one of six leading standards in Canada’s CSR Strategy for the Extractive Sector. In March 2017, the Mining Association of Canada (MAC) announced a membership commitment to implement the VPs. Member companies, including Eldorado Gold, that rely upon private or public security forces must commit to implementing a human rights and security approach consistent with the VPs and based on a determination of risk at mining facilities that they control. Eldorado retained an independent consultant to conduct a long-term project to review existing Employee at Efemçukuru, Turkey. security arrangements and to develop a plan to address performance gaps and training needs in accordance with the VPs. The assessment included a review of management policies, site actions, and stakeholder perceptions related to security and human rights. In November 2017, training on the VPs was provided to Eldorado’s leadership team including Officers, country Vice Presidents and mine managers, and in early 2018 a pilot project was undertaken at Eldorado’s Tocantinzinho project in Brazil. Key gaps and recommendations from the review will inform the development of security and human rights training materials that will be adopted, adapted and applied across all Eldorado sites.

PRINCIPLES AND STANDARDS OF RESPONSIBILITY United Nations Global Compact Eldorado is a signatory to the UN Global Compact (UNGC), the world’s largest corporate responsibility initiative. The UNGC’s Ten Principles provide fundamental guidance for our business in the areas of human rights, labour standards, the environment and anti-corruption. We have considered the UNGC’s Principles in the development of our Code of Business Conduct and Ethics, Anti-Bribery and Anti- Corruption Policy, Human Rights Policy, Diversity Policy and our Environmental Policy, with the goal of being a welcome and trusted partner everywhere we operate. Voluntary Principles on Security and Human Rights The Voluntary Principles comprise a “set of principles designed to guide companies in maintaining the safety and security of their operations within an operating framework that encourages respect for human rights.” The Voluntary Principles were established in 2000 and are considered the standard for best practice in managing security for extractive industry operations. Eldorado’s Human Rights Policy, which was updated in 2017, states that all of our mine sites are required to align their security practices with the Voluntary Principles and follow all laws in the jurisdiction of operation when engaging with private or public security forces. Through 2017, all Eldorado country Vice Presidents and mine managers attended training sessions on the Gold pour at Kıºladağ, Turkey. Voluntary Principles, and they were given the opportunity to review and discuss Eldorado’s enterprise- wide alignment with the Voluntary Principles. As we work to advance cross-Company alignment with the Voluntary Principles, Eldorado is also working with the MAC, which announced on March 2, 2017 its commitment to the Voluntary Principles, to formalize alignment. MAC members, including Eldorado, will now report on progress towards the Voluntary Principles in the MAC’s annual Towards Sustainable Mining Progress Report. The Voluntary Principles are an important part of our commitment to protecting and respecting the human rights and safety of all our stakeholders while maintaining the security of our employees, contractors and assets. Conflict-Free Gold Standard The World Gold Council published the CFGS in 2012, following extensive consultation with governments, civil society, external auditors and supply chain participants. The standard creates a framework for assurance that the production of gold by a company does not contribute to unlawful armed conflict or human rights abuses. The CFGS is based on a recognition across much of the mining industry that the value created by gold-producing activities has the potential to cause or contribute to conflicts within communities and countries, and that companies should mitigate the potential for their activities and products to contribute to conflict. The CFGS also serves to operationalize the Organisation for Economic Cooperation and Development’s (OECD’s) Due Diligence for Responsible Supply Chains for Minerals from Conflict-Affected and High-Risk Areas. Eldorado’s operations are not located in conflict-affected areas, but we nonetheless chose to adopt the CFGS in 2013, to provide assurance that the gold we produce does not cause, support or benefit armed conflict or contribute to human rights abuses or breaches of international humanitarian law. In 2017, we published our fourth annual Conflict-Free Gold Report. The Report details our findings that Eldorado’s operations, and all gold and gold-bearing material produced by our operations, conform to the CFGS. Conformance with the Standard was subject to independent assurance. A copy of our report and independent assurance statement can be found here: eldoradogold.com/responsibility/our-approach/accountability/.

39
RESPONSIBLE PERFORMANCE

WORKING WITH GOVERNMENTS

Government authorities are some of our most important stakeholders and essential partners throughout the mining life cycle. Governments in all of our operating jurisdictions play an important role by instituting laws and regulations that provide a clear and stable framework for responsible business operations. Stable regulation provides guidance and clarity for our business, and helps us mitigate risks when making investment decisions. All of our operations are required to abide by the laws and regulations of the countries in which we operate.

To better understand government objectives and policies, provide information about our projects, discuss relevant issues and advance our permits, Eldorado maintains frequent dialogue with government authorities at the local, regional and national levels through our in-country teams. At the corporate level, we work with ministerial offices and diplomats, both in Canada and abroad. The knowledge we derive from these communications helps guide our decision-making processes while keeping our government stakeholders aware of our development successes and challenges.

Appropriate regulation, accompanied by strong and stable judicial and political institutions, allows us to develop operations capable of generating value for all our stakeholders. Strong government institutions are also important to the legitimacy, inclusivity and accountability of our operations among many of our other stakeholders, particularly local communities. For this reason, Eldorado encourages the development of effective, accountable and inclusive institutions at all levels of government in accordance with the UN SDGs.

Eldorado does not participate in any party politics or make donations to political parties.

TAXES AND ROYALTIES

Following a commitment stated in Eldorado's 2016 Year in Review Report – namely, to incorporate a tax strategy into our overall business strategy – we finalized our corporate tax strategy in 2017. The strategy focuses on adhering to all tax obligations and understanding tax risks in the jurisdictions in which we operate.

Paying taxes is an important part of our contribution to the economic growth and social development of the communities and countries in which we operate. Our tax requirements are not only legal obligations, but also reflect the relationships we have with our stakeholders. We focus on meeting all tax obligations while managing taxes and tax risks to provide sustainable outcomes within the parameters of Eldorado's strategic and commercial objectives. Eldorado expects to pay taxes in the countries in which activities occur, and believes double taxation of the same activity by different jurisdictions should be avoided. We are transparent about our profit-generating activities and tax payments in the countries where we operate. Maintaining an open dialogue with governments and tax authorities is an important part of our socially and economically responsible business operations.

Transactions in lower taxed jurisdictions do occur but are minor, and our objective is not to shift profits to such jurisdictions to reduce our tax burden or limit the transparency of our transactions.

Responsibility for Taxes
In-country teams that have expertise in navigating and understanding the legislative, cultural and political circumstances of their home countries manage day-to-day tax-related issues. We also work closely with reputable tax advisors to comply with local tax legislation.

Eldorado's Global Tax Manager is responsible for global tax planning, the maintenance of tax records and the oversight of tax matters world-wide, and reports to the CFO.

Contributing to Sustainable Development

Taxes and other legally required payments to governments are important ways in which Eldorado contributes to economic growth and social development in the countries in which we operate. In addition to our community investments, we rely on capable government institutions to distribute tax revenue towards inclusive and sustainable development that supports the well-being of our host communities.





Introduction of the *Golden Rules* Handbook to employees in Greece.

OUR TAX STRATEGY Accountability Alignment with Decentralization Business Strategy â– We observe all applicable laws and â–Local teams manage day-to-day tax issues disclosure requirements in the countries â– in which we operate â– Our tax strategy supports and is consistent The Global Tax Manager is responsible with our business strategy for tax matters world-wide â– Paying taxes is an important social â– Transactions are only performed if they have â– We work with reputable tax advisors and economic contribution to our a business purpose and are never tax driven in all countries of operation host countries Efficiency Transparency Risk Management â– We undertake the most tax-efficient â– We seek to establish and maintain approach in compliance with all â–We apply diligent professional care and reciprocally cooperative relationships relevant laws judgment when interpreting tax laws and assessing tax risks, particularly when laws are with tax authorities unclear or subject to interpretation â– We intend to provide clear communication of main tax items â– We consider Eldorado’s reputation, brand, forallstakeholders and corporate and social responsibilities when making tax decisions TRANSPARENCY OF PAYMENTS TO GOVERNMENTS On May 29, 2018, Eldorado filed its second report under ESTMA, which covers payments made in 2017 to all levels of foreign and domestic Transparent and fairly collected tax revenues and other royalties are governments. This report summarizes Eldorado’s payments of taxes, fundamental resources through which governments are able to build stable royalties, fees, bonuses, production entitlements, dividends and other political institutions capable of creating lasting peace and sustainable categories of payment as prescribed by ESTMA. This year we undertook development. Revenue transparency is also an important part of maintaining an additional step to have our 2017 ESTMA report independently audited honest relationships with our investors and other stakeholders. To this end, by KPMG. The report is publicly available on our website: eldoradogold.com/ we aspire to further increase the level of disclosure we make with respect to investors/financial-information/ESTMA/. payments made to governments as part of a broader industry mandate to fight corruption. Under the EU Directives, member states were required to adopt the requirements into domestic law in 2015 and they became effective We recognize the importance of initiatives such as the Extractive Industries on January 1, 2016. Romania and Greece have both implemented this Transparency Initiative (EITI) in improving revenue transparency, as well legislation. As we do not have mining operations in the Netherlands, as in strengthening government and Company systems, informing public our Dutch subsidiaries fall outside the scope of the EU Directives. debate and enhancing stakeholder trust. While we do not operate in any EITI signatory countries, both Canada and the European Union (EU) have passed laws that require mandatory public reporting of payments to governments by the extractive sector. The respective laws are: â– Canada’s Extractive Sector Transparency Measures Act (ESTMA), which came into force on June 1, 2015 â– EU’s Transparency and Accounting Directives (EU Directives), introduced in 2013

41
RESPONSIBLE PERFORMANCE

Table 1: Payments to Government (1)

($ millions)	Brazil	Canada	Greece	Romania	Turkey	2017 Total	2016 Total (2)
Taxes	–	0.13	0.18	–	11.10	11.41	40.64
Royalties	–	–	0.15	–	7.57	7.72	6.96
Fees	0.22	–	–	0.23	20.10	20.55	4.86
Infrastructure improvement payments	–	–	–	–	–	–	0.73
Total	**0.22**	**0.13**	**0.33**	**0.23**	**38.77**	**39.68**	**53.19**

(1) Payments to government have been calculated on a cash basis and in accordance with the *Extractive Sector Transparency Measures Act* (ESTMA). Eldorado's 2017 ESTMA report was published on May 30, 2018.

(2) For comparative purposes, 2016 ESTMA payments have been adjusted to exclude contributions to the Government of China due to Eldorado not holding assets in China in 2017.

BRIBERY AND CORRUPTION

Eldorado and its subsidiaries comply with all applicable anti-bribery and anti-corruption laws and regulations. Our **Anti-Bribery and Anti-Corruption Policy** has been in place since 2015 and is designed to educate our employees and contractors on their responsibility to comply with applicable anti-bribery and anti-corruption laws. It also encourages staff to be alert to potential violations of applicable laws by any of Eldorado's personnel or independent representatives, distributors, consultants or agents.

All employees participated in anti-bribery and anti-corruption workshops in 2017. Company officers, leadership and key staff also attended in-person anti-corruption training at the corporate, regional and site levels. Company leadership, key management and employees are also required to sign an annual declaration affirming that they have read and understood Eldorado's Anti-Bribery and Anti-Corruption Policy, as well our Code of Business Conduct and Ethics. Copies of these policies are posted at each of our sites, in communal work areas and on noticeboards. The policies are overseen by Eldorado's Corporate Secretary and Global Internal Controls Manager.



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Team meeting at Efemçukuru, Turkey.

Providing Decent Work People are at the core of our business, and our primary concern is the safety and well-being of our employees and contractors. Working in the mining industry has inherent safety risks, and it is our job to mitigate those risks by training all employees and contractors to follow safety protocols and procedures. By keeping our people safe and providing well-paid jobs, our operations contribute to the socio-economic development of the communities in which we work.

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PROVIDING DECENT WORK

Keeping Our People Safe

Health and safety in the workplace matters to everyone at Eldorado, particularly given the high risks of working in heavy industry that are inherent across all of our sites. Protecting the health and safety of our employees, contractors and communities is therefore our biggest priority and a cornerstone of our operating philosophy.

High-risk and safety-sensitive activities include but are not limited to: working at heights, handling and using explosives, exposure to hazardous chemicals, working in confined spaces, operating with or near heavy equipment and driving vehicles. Protecting the health and safety of our employees, contractors and communities is critical to fulfilling our role of providing sustainable, responsible value to stakeholders.

Health and safety risks such as disease and injury related to working in natural environments are addressed in our health and safety planning. Climate change may also affect the health and safety of our workers and communities, which we consider later on in the environmental section of this Report.

Safety begins with every Eldorado employee.

STRENGTHENING OUR SAFETY CULTURE

Building a healthy and safe work environment requires employees to have the skills and knowledge to identify hazards and avoid risks. Individuals must also value health and safety in order to make the right decisions, while strong policies, procedures and systems must be in place to safeguard workplaces.

We continuously strengthen our safety culture by taking a holistic view towards safety leadership. We understand that how our people feel, what our people do, and how our policies, procedures and systems address health and safety are all interdependent. A culture of safety means that each individual values their safety and the safety of those around them; having this culture allows for our policies, procedures and systems to be implemented effectively and leads to safety-conscious behaviour.



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George Burns, President & CEO, presenting the *Golden Rules* Handbook at Stratoni, Greece.

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On site at Kışladağ, Turkey.

RESPONSIBILITY FOR SAFETY

Safety begins with every Eldorado employee. Everyone is responsible for their own and their colleagues' safety. At each of our sites, Health and Safety teams and site management are responsible for the day-to-day oversight, implementation and management of our Health and Safety policies, programs and activities. Each team reports directly to its mine General Manager, who in turn reports to the country Vice President & General Manager and Eldorado's COO. The COO annually oversees safety objectives and targets, and reviews safety performance on a week-to-week basis.

Eldorado's President & CEO is ultimately accountable for our safety performance. At the Board level, the Sustainability Committee has oversight of all health and safety activities.

HEALTH AND SAFETY MANAGEMENT SYSTEMS

Each of our operations follows Eldorado's corporate **Health and Safety Policy**, which establishes requirements to monitor and report lead and lag indicators. Site-specific health and safety targets are defined annually as part of the management review element of our health and safety management systems.

To complement our internal systems, we use the internationally recognized OHSAS 18001 Occupational Health and Safety Management System Standard to help us better identify and manage safety risks and improve our safety performance. Our Kışladağ and Efemçukuru mines in Turkey and our Halkidiki assets in Greece are all independently certified to OHSAS 18001.

44
ELDORADO GOLD
YEAR IN REVIEW 2017

TRAINING AND SKILLS DEVELOPMENT

Developing workforce capacity and conducting regular training across all of our sites is an ongoing priority. The majority of our workforce comes from local communities and the regions surrounding our mines, and they often have no prior mining experience. We believe there are significant socio-economic benefits to building a local workforce and economy, and we invest in relevant training and development initiatives to improve the productivity and safety of our employees.

All new recruits and interns at our facilities undergo training on safety, accident prevention, environmental issues and Company procedures, among other topics. Ongoing training priorities are defined based on job requirements, performance evaluation notes and legal requirements. Even at sites with a long mining history and a well-established workforce, such as Kışladağ, we see the benefits of refresher training to improve employee capacity, productivity, and health and safety performance.

Table 2: Total Hours of Employee Training by Region and Gender

	Brazil		Greece		Romania		Turkey		Total	
	Female	Male	Female	Male	Female	Male	Female	Male	Female	Male
Employees	–	1,960	3,360	18,172	1,059	6,937	2,482	80,423	6,901	107,492
Supervisors	–	346	398	4,016	–	121	264	5,668	662	10,151
Executives	–	–	332	827	30	161	75	2,322	437	3,310
Contractors	401	12,681	329	7,488	–	384	438	18,790	1,168	39,343
Total									**169,464**	

Table 3: Total Hours of Employee and Contractor Safety Training by Region

	Brazil	Greece	Romania	Turkey	Total
Employee training hours	2,306	9,035	7,956	20,763	40,060
Contractor training hours	13,082	6,298	384	7,321	27,085

Creating a Culture of Safety Across Our Operations

In 2017, Eldorado launched its Global Health & Safety Directive, designed to create and sustain injury-free and healthy work environments for our employees and contractors. The Directive recognizes the importance of strong leadership in creating a culture of safety throughout the Company.

To further advance the objectives of our Global Health & Safety Directive, we have developed the *Golden Rules* Health & Safety Handbook. The *Golden Rules* outline specific health & safety risks and risk-mitigation procedures that must be followed across all of our operations.

Every worker across the Company must have a copy of the *Golden Rules* and carry it with them while on site as part of their personal protective equipment.

By integrating health & safety awareness into our day-to-day activities, the *Golden Rules* and the Global Health & Safety Directive provide a foundation from which we can work to continuously improve health & safety performance and accomplish our most important task: the prevention of harm.


GOLDEN RULES

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PROVIDING DECENT WORK

HEALTH AND SAFETY PERFORMANCE

Table 4: Safety Performance

	Turkey		Greece			Brazil	Romania	Eldorado Global (1)	
	Efemçukuru	Kışladağ	Olympias	Stratoni	Skouries	Tocantinzinho	Certej	2017	2016
Fatalities	–	–	–	–	1	–	–	1	1
LTIFR (2)	3.0	1.7	1.0	2.1	1.1	–	1.6	1.65	1.37 (3)
TRIFR (2)	14.3	2.6	5.0	7.3	5.6	3.1	1.6	6.61	7.18 (4)

(1) Eldorado Global includes all injuries incurred across Brazil, Canada, Greece, Romania, Turkey and exploration activities.

(2) The frequency rate is the number of injuries that occurred per one million man-hours worked.

(3) The 2016 LTIFR was adjusted to exclude injuries and man-hours worked attributable to Eldorado's formerly owned Chinese assets, increasing from 0.93 to 1.37.

(4) The 2016 TRIFR was adjusted to exclude injuries and man-hours worked attributable to Eldorado's formerly owned Chinese assets, increasing from 5.47 to 7.18.

Eldorado's total number of injuries, particularly LTIs, increased in 2017 compared to the previous year. Unfortunately we also experienced a fatality at our Skouries project in August. A woodcutter employed by our contractor was struck by a large branch from a diseased tree located behind him while he was cutting another tree. The incident was investigated separately by the external authorities and the Company's own health and safety staff. We are waiting on the inspector's final report; however, our internal investigation resulted in a number of additional administrative control measures and training opportunities that have been implemented to increase hazard awareness and surveillance during logging and vegetation clearance. Our Greek subsidiary, Hellas Gold SA, is required to follow Department of Forestry vegetation clearance protocols which prohibit the use of mechanical tree-removal equipment.

We are disappointed by our safety performance in 2017 and are committed to strengthening and reinforcing a strong safety culture across the Company to drive improved performance. A number of new safety initiatives were introduced during the year partly in response to this, including Eldorado's Health and Safety Directive. In 2018 we also introduced Eldorado's *Golden Rules* to our workforce and celebrated our inaugural International Safety Week by hosting safety training, presentations, competitions and other activities to remind ourselves of the importance of working safely.

Weekly health and safety incident reports are prepared by each site and region and outline weekly, month-to-date and year-to-date statistics including:

Near Misses

An incident which, in different circumstances, could have resulted in harm to people, damage to property or loss to a process

First Aid Incidents

Care is provided to a person who is injured or who suddenly becomes ill (e.g. disinfecting a cut, applying a bandage, treating a sunburn, etc.)

Medical Treatment Injuries

An injury or disease that resulted in basic treatment (not first aid treatment) given by a physician or other medical personnel (e.g. prescription medication, sutures, therapeutic treatment, etc.)

Restricted Work Injuries

An injury or disease that results in a person being unable to perform their normal duties, including temporary or permanent transfer to another job

Lost-Time Injuries

A work-related injury or disease that resulted in lost time from scheduled work of at least one day or shift, a permanent disability or a fatality

Fatalities

Death resulting from a work-related accident

46
ELDORADO GOLD
YEAR IN REVIEW 2017

ENSURING CONTRACTOR SAFETY

We communicate our minimum expectations regarding contractor health and safety rules as a component of the tender notice and project assignments at our mining facilities. These expectations form an integral part of the agreements Eldorado signs with each contractor and they:

- Educate contractors on how to carry out work safely and in line with Eldorado's standards
- Prevent accidents among their staff, our staff or third parties
- Avoid damage or harm to facilities and equipment belonging to the contractor, Eldorado or third parties

If contractors do not follow safe practices, we require them to cease work until remedial actions have been taken. This may include implementing written procedures for high-risk tasks within the contractor's scope, documenting training for all personnel, conducting fit-for-purpose audits of machinery, materials, PPE and emergency equipment used by the contractor, and re-inducting their employees to Eldorado's site safety requirements.

SAFETY BEYOND THE MINE

Our commitment to health and safety does not end with our employees and contractors. We also consider local stakeholders' health and safety in our activities. As we transport materials to and from mine sites, the safety of our workers relates directly to the safety of local communities and neighbours. Our workers and contractors follow strict transportation safety guidelines and must adhere to all local transportation laws and regulations. An important part of being a responsible operator and a good neighbour is respecting common areas outside of our mining sites (such as roadways), and Eldorado is committed to transportation safety.

To promote health and safety in the communities near our operations, our sites have both informal and formal aid-assistance programs in which Eldorado's emergency response teams help in community emergencies, if needed. Health programs at our sites provide basic medical treatments and services for employees and contractors, including immunizations and medical checkups.

EMERGENCY PREPAREDNESS

By planning for emergencies, we identify, prioritize and implement controls for potential hazards at our sites, which helps minimize their impact while safeguarding our employees, the environment and local communities.

Emergency response programs are in place at all our operations. Our emergency response teams comprise employees with additional training in emergency protocols, procedures and equipment. The emergency response programs include extensive emergency drills and training, such as mine rescue drills, fire drills, CPR first aid training, and training in the use of hazardous materials suits and other safety equipment.

Our emergency response teams also maintain close working relationships with community-based emergency responders, and provide additional support and resources to local responders in the event of a serious off-site incident. In cases of natural disaster and irregular weather events such as floods and forest fires – which may become more frequent due to climate change – our emergency responders are prepared to assist community-based response teams to protect our workers, assets and neighbours.

Our operating regions and corporate head office also have crisis management plans in place that are consistent with the MAC's TSM Crisis Management and Communications Planning protocol.



One of our mine rescue responders in training at the Kassandra Mines in Greece.

47
PROVIDING DECENT WORK

Providing Employment and Economic Growth

Mining can be an incredible source of value for communities and countries, as it generates employment and investment by producing the raw materials that have become integral to modern life. However, mining is able to generate value for all stakeholders only when companies are able to work with communities and governments. We recognize our responsibilities to the communities in which we operate, and believe that providing decent work is one of the most meaningful ways that we can work together with our stakeholders.

Everywhere we operate, we take pride in the relationships we build with our workforce and their communities.

LOCAL EMPLOYMENT AND PROCUREMENT

Wherever possible, we prioritize hiring local employees and working with local suppliers. We are proud of the contributions we are able to make to communities through direct and indirect employment. Some of the benefits of local employment include skills development, increased income levels and economic diversification.

While we do not have a formal policy, we encourage the purchasing department at each site to hire locally, use local suppliers, and work with local businesses to improve their capacity and ability to work with us.

This strategy helps build strong working relationships with local communities and industry, brings about operating efficiencies and lowers long-term costs by having an educated and experienced workforce near our sites. Conversely, negative impacts can include inflated local prices for goods and services, as well as income disparity between the mining and non-mining workforce. Our community-based investments, detailed in the next section, help to mitigate these negative effects and distribute value across a broader range of stakeholders.



Local contractors at Kokinolakas tailings facility, Greece.

Our broad target is to increase every year the percentage of materials purchased from companies near our sites. This enables local suppliers to develop their businesses and increases their capabilities with regards to providing a larger proportion of products and services.

Domestic suppliers of goods and services are the biggest recipients of our supplier expenditure, accounting for 89% and 79% of our host-country investment in 2017 and 2016, respectively.

Our local procurement practices centre on:

- Promoting an open and shared culture across all our workplaces
- Providing ongoing training and education
- Upholding equal opportunities, diversity and anti-discriminatory practices
- Hiring employees, contractors and suppliers from the local community

Table 5: Payments to Suppliers (1)

($ millions)	Brazil	Canada	Greece	Romania	Turkey	2017 Total	2016 Total
Payments to domestic suppliers	11.00	65.80	177.29	19.09	185.95	459.12	358.40
Payments to international suppliers	–	–	23.85	3.32	31.78	58.95	92.60
Total	**11.00**	**65.80**	**201.14**	**22.41**	**217.73**	**518.07**	**451.00**
% spend on domestic versus international suppliers	100%	100%	88%	85%	85%	89%	79%

(1) We define "local" as procurement from contractors and suppliers located within the neighbouring villages and communities of our sites. However, for data-reporting purposes, we report on "payments to suppliers" within the categories of domestic and international suppliers only. Domestic suppliers are those where the payment recipient is located in the same jurisdiction. Payments to commercial enterprises are considered "domestic" if the commercial enterprise is registered in the same jurisdiction for tax purposes.

48
ELDORADO GOLD
YEAR IN REVIEW 2017

OUR WORKFORCE

Our success is a result of the dedicated employees and contractors who work for us and our global subsidiaries. It is our people's motivation and commitment to excellence that drives our performance and helps us achieve our corporate objectives.

Across the organization, 99% of our employees and contractors are nationals of the country in which they work. We believe in recruiting local employees whenever possible, and for senior roles. Turkish, Greek, Brazilian, Canadian and Romanian employees form the majority of our management teams working in their respective home countries, alongside a small number of expatriate employees.

In accordance with the relevant laws and regulations, we uphold strong and fair labour practices. We encourage equal opportunities and base our hiring practices on skills and experience as stated in our **Diversity Policy**. Male and female employees are paid equally for equivalent jobs.

As outlined in our **Code of Business Conduct and Ethics**, everyone at Eldorado is expected to maintain a safe and healthy work environment and promote a workplace that is free from discrimination and harassment on any basis, including race, colour, religion, gender, age, national origin, disability or sexual orientation.

Please see the tables below for a detailed breakdown of our employee and contractor data. All breakdowns are based on data collected as of December 31, 2017.

In early 2018, Eldorado adopted its first Diversity Policy intended to promote and maintain diversity within the Board of Directors and among senior management. The Policy follows our belief that diversity facilitates a broader exchange of perspectives and leads to greater organizational strength. You can read more about our Diversity Policy at eldoradogold.com/about-us/governance/.

Table 6: Our Workforce

Country	Site	Description	Employees	Contractors	Total
Turkey	Kışladağ	Operating Mine	747	305	1,052
	Efemçukuru	Operating Mine	465	356	821
	Other	Offices, Quarries and Laboratory	59	–	59
Greece	Stratoni & Mavres Petres	Operating Mine	362	130	492
	Olympias	Operating Mine	494	451	945
	Skouries	Construction Project (1)	45	406	451
	Kassandra Mines Offices	Offices and Medical Clinic	124	127	251
	Perama Hill & Sapes	Development Project	14	–	14
	Other	Offices and Exploration	49	77	126
Brazil	Tocantinzinho	Development Project	10	72	82
	Vila Nova	Care and Maintenance	19	8	27
	Other	Offices and Exploration	27	35	62
Romania	Certej & Deva	Construction Project and Office	263	53	316
Canada	Lamaque Site	Construction Project	55	96	151
	Lamaque Other	Office	35		35
	Vancouver	Corporate Office	49	–	49
Netherlands	Amsterdam	Office	6	–	6
Serbia	–	Exploration	9	–	9
China	–	Office	–	2	2
Barbados	Bridgetown	Office	1	–	1
			2,833	**2,118**	**4,951**

(1) Eldorado announced on November 9, 2017 its intention to place Skouries under care and maintenance.

Table 7: Total Workforce and Composition Local (%) National (%) Expatriate (%) Total 2,833 Employees 77 99 1 Contractors 48 99 1 2,118 Total 64 99 1 4,951 Table 8: Employees by Gender and Region Region Percentage female (%) Percentage male (%) Total employees 56 Brazil 16 84 Canada 32 68 139 Greece 11 89 1,088 Underground core logging at the Triangle deposit, Lamaque, Canada. Romania 13 87 263 Turkey 5 95 1,271 Other 43 57 16 Total 10 90 2,833 Table 9: Employees by Age Group, Gender and Region Region % Under 30% 30–50 % Over 50 Brazil 2 63 36 Canada 19 47 34 Greece 12 70 18 Romania 11 52 37 Turkey 14 78 8 Other 33 47 25 Total female 25 64 11 Total male 12 71 17 Total Eldorado 13 71 16

50
ELDORADO GOLD
YEAR IN REVIEW 2017

Table 10: Employees by National Representation

Region	Local (%)	National (%)	Expatriate (%)
Brazil	73	100	–
Canada	60	88	9
Greece	89	99	1
Romania	98	100	–
Turkey	67	99	1
Other	37	62	6
Average	**77**	**99**	**1**

Table 11: Employees by Employment Type and Gender

	Brazil		Canada		Greece		Romania		Turkey		Other		Total	
Employees	Female	Male	Female	Male	Female	Male	Female	Male	Female	Male	Female	Male	Female	Male
Full-time	9	47	45	92	113	972	34	227	69	1,201	7	9	277	2,548
Part-time	–	–	–	2	2	1	1	1	1	–	–	–	4	4
Total	**9**	**47**	**45**	**94**	**115**	**973**	**35**	**228**	**70**	**1,201**	**7**	**9**	**281**	**2,552**
Permanent	9	47	44	93	102	952	34	204	70	1,173	6	8	265	2,477
Fixed-term	–	–	1	1	13	21	1	24	–	28	1	1	16	75
Total	**9**	**47**	**45**	**94**	**115**	**973**	**35**	**228**	**70**	**1,201**	**7**	**9**	**281**	**2,552**

Table 12: Employee Hire and Turnover Rates by Region and Gender [1]

Region	Female hire rate (%)	Female employee turnover (%)	Male hire rate (%)	Male employee turnover (%)	Total hire rate (%)	Total turnover rate (%)
Brazil	40	–	11	11	9	9
Canada	40	9	35	12	37	14
Greece [2]	144	133	15	18	28	30
Romania	–	6	14	9	13	8
Turkey	6	10	7	7	40	8
Other [3]	129	71	138	125	133	100
Total	**70**	**61**	**12**	**12**	**18**	**17**

(1) Rates are calculated by dividing the total number of new employee hires (or total employee turnover) during the reporting period, by the total number of employees at the end of the reporting period.

(2) Due to the Skouries project being placed under care and maintenance and further political instability in Greece, both turnover and hire rates at our Greek operations vary significantly from averages across other operations.

(3) Employee hire and turnover rates increased significantly in 2017 across Eldorado's non-mining regions due to the use of short-term contract employees during the ramp-up and completion of planned exploration drilling at Serbia's KMC Project.

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PROVIDING DECENT WORK

Table 13: Employee Hire and Turnover Rates by Age and Gender

Age category	Female hire rate (%)	Female turnover rate (%)	Male hire rate (%)	Male turnover rate (%)
<30	250	230	63	51
30–50	10	3	5	5
>50	6	25	7	15



Eldorado's Board of Directors, May 2018.

Table 14: Board of Directors Gender Composition

	Female	Male	Total
Board of Directors	1	7	8
Audit Committee	1	3	4
Compensation Committee	–	3	3
Corporate Governance and Nominating Committee	1	2	3
Sustainability Committee	–	4	4

Table 15: Officers and Management Gender Composition [1]

	Female (%)	Male (%)
Officers	20	80
Management	22	78

(1) For more information on Eldorado's Officers and Management, please see eldoradogold.com/about-us/leadership/officers-and-management/.

Our Contractors We regularly partner with contractors, particularly during the construction of new projects (such as Skouries) and for ongoing project development (such as Olympias Phase II). These partnerships enable us to draw on short-term labour and leverage specific construction expertise that may not be readily available within our own workforce. Doing so also allows us to focus on our core business, while supplementing expertise, experience and labour. All contractors that work on our sites must adhere to Eldorado’s governance policies, including our Code of Business Conduct and Ethics, and our Environmental, and Health and Safety policies. Contractor companies are required to implement systems or procedures that, at a minimum, meet our requirements for social and environmental performance. Examplesofourcontractoractivitiesinclude: Activity Description Examples One-off major Significant capital-intensive Mine construction at Skouries projects projects, where short-term contract and Lamaque labour is hired for the duration of MinedevelopmentatTocantinzinho the project and Certej Specialized Minor to major projects, using Construction of the Kokkinolakkas projects skills, equipment and/or labour tailings facility at Stratoni not typically available in the Diamond drilling at exploration sites mine workforce Major support Full-time services for important Catering and employee transportation services non-mining work services at Kıºladağ and Efemçukuru Private security services at all sites Minor support Part-time support services Office cleaning services Ad hoc professional services (auditors, lawyers, consultants, etc.) Contractor transport services at Efemçukuru, Turkey.

Table 16: Contractors by Gender and Region Percentage Percentage Total Region female (%) male (%) contractors 115 Brazil 2 98 Canada – 100 96 Greece 10 90 1,191 Romania – 100 53 Turkey 4 96 661 Other 100 – 2 Total 7 93 2,118 Table 17: Contractors by National Representation Training of security team Region Local (%) National (%) at Tocantinzinho, Brazil. Brazil 89 100 Canada 86 100 Greece 37 100 Romania 99 99 ~100% Turkey 50 100 Other 100 100 of Contractors Total 48 99.9 are local nationals

54
ELDORADO GOLD
YEAR IN REVIEW 2017

Relationships with Labour Unions

The majority of our employees are unionized, with employment terms and conditions negotiated through collective bargaining agreements. In 2017, we renewed each of our agreements in Romania and Brazil, while in Greece we agreed to operate under status quo while we negotiate a new agreement. Existing agreements were extended for one additional year in Brazil and Turkey, and until January 29, 2020 in Romania. There were no significant changes made in 2017 to the terms of our agreements. We also welcomed a new unionized workforce to the Company through our acquisition of Integra Gold's Lamaque project. In early 2018, the union members at our Lamaque site voted to dissolve their union.

As shown by our ability to form agreements with our unions – as well as the trust placed in the Company by our workers in Lamaque, who are no longer unionized – we believe we have good relations with both our unionized and non-unionized employees. We are committed to resolving employee relations matters promptly and to mutually beneficial outcomes. Eldorado's labour agreements are overseen by our mine General Managers and country Vice President & General Managers.

Table 18: Percentage of Employees Covered by Collective Bargaining Agreements

(%)	Kışladağ	Efemçukuru	Stratoni	Olympias	Skouries	Tocantinzinho	Vila Nova	Certej	Lamaque
Percentage of employees covered	73	66	71			100	100	98	9



Employees finishing a work day at Efemçukuru, Turkey.

REGIONAL ECONOMIC DEVELOPMENT

By investing in local, regional and national economies, our mining projects create employment opportunities wherever they are located. Direct jobs are created at the mine itself, while indirect jobs are created throughout the industry supply chain. These immediate jobs in turn create employment throughout the broader economy as demands for local services (such as shops, restaurants, hotels, schools and hospitals) increase. The International Council on Mining and Metals (ICMM) estimates that for every one direct mining employee, three to five people may be employed indirectly elsewhere in the host country's economy. Furthermore, studies by the ICMM indicate that for every $1 of economic activity invested by a mining project, an additional $3 or more is generated elsewhere in the host economy.


8
9

The infographic on the opposite page shows the direct, indirect and induced impacts of a mining project.

Economic Impacts of a Mining Project Cash dividends Share price appreciation Lodging for mine Government taxes Payments to suppliers personnel (personal and corporate) DIRECT Payments for land use Sales of metals Royalties impacts result from Community projects Skills development Export revenues the development and operation of a mine. Job creation (mining site) Salaries Infrastructure development (installation of power, water, roads) INDIRECT Mining fleet (trucks and loaders) impacts result from Utilities suppliers purchasing goods (wider economy) and services to meet mine demand. Job creation (supply chain) Accounting and Industrial materials legal services Transport Engineering and Parts,equipment environmental and machinery services INDUCED impacts result from employees of both the Development of mine and the supply chain municipal facilities relocating to, and spending (schools, universities, their wages in, the local hospitals, sport centres) community. Development of local Increased needs for goods and services Job creation (shops, grocers, restaurants, municipal services (wider economy) leisure activities) (police, fire, transport)

Working with Communities We are deeply connected to the communities where we operate. Partnering with our neighbours and local suppliers to improve health, education and infrastructure is crucial to creating long-lasting, inclusive and sustainable value beyond the life of our mines.

57
WORKING WITH COMMUNITIES

Community Engagement in Turkey

The cultural, social and economic backgrounds of the communities that surround our sites are incredibly diverse. Engaging with this broad range of communities requires that we approach our conversations with openness and respect, and in environments where our neighbours naturally gather.

In Turkey, coffee and tea houses are hubs of public life, where people connect to discuss life issues and family, their community and current affairs. The conversations we have with our neighbours in these informal settings allow us to engage with local communities in a way that respects their traditions and builds strong relationships. In Turkey, working with our neighbours begins with these fundamental acts of community.



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School children near Kışladağ, Turkey.

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Children from the town of Efemçukuru, Turkey.

Mining is an inherently social venture. From the initial stages of exploration to the eventual reclamation and restoration of a mine site post-operations, Eldorado relies on its partnerships with local communities to build long-lasting socio-economic development. The relationships we have with our stakeholders are critical to our mutual success, and to ensuring that the opportunities created by our operations produce socially inclusive and sustainable development for the communities in which we work. By providing competitive wages and benefits, prioritizing local procurement, contributing our fair share of taxes and royalties, and investing in community programs and infrastructure, we work hard to support the development goals of our host communities and governments.

Trust, honesty and transparency are fundamental to every relationship we have with our stakeholders, and these relationships enable us to follow through on our promises and operate responsibly. Building and maintaining these relationships requires us to listen to our stakeholders and work to identify mutually agreeable solutions. Our reputation is built by our actions, and our sound record of responsible operations helps us foster trust, strengthen relationships and continue to create stakeholder value.

RESPONSIBILITY FOR OUR COMMUNITIES

Community and/or Public Relations teams are located at each of our sites and lead our stakeholder engagement and community relations activities, with specific accountability assigned to our mine General Managers and country Vice President & General Managers. More broadly, government relations are led by each of our country Vice President & General Managers for their respective operating jurisdictions, our Vice President Government Relations Europe, and supported by Eldorado's Senior Vice President, External Relations & Sustainability.

Eldorado's President & CEO is ultimately accountable for the success of our community and stakeholder engagement. At the Board level, the Sustainability Committee has oversight of all policies and programs with respect to community relations.

ENGAGEMENT

We aim to build trust through our ongoing collaboration with a broad range of stakeholders, including communities and governments, which involves listening and responding to stakeholder needs and concerns.

We broadly define our core group of stakeholders as employees, contractors, suppliers, shareholders, local community members, governments, NGOs and industry groups. When determining how and with whom we engage, we consider the type of stakeholder and their concerns to develop a suitable engagement strategy. Each stakeholder group has unique expectations and we therefore tailor our engagement practices to meet their needs.

UNDERSTANDING AND ENGAGING

Effective two-way communication with our local stakeholders is essential to our continued success, and it has been an integral part of our business practices for over 25 years. To build stakeholder value, we begin with understanding our local communities as best as we can, through meetings, consultations and socio-economic impact assessments (SIAs). SIAs constitute a best-practice approach to identifying the social, cultural and economic characteristics of a community and working with locals to better understand the role of mining in relation to their socio-economic well-being. An SIA will also assist in determining how we can mitigate any negative aspects of mining development in a community. Engagement with local stakeholders is an ongoing process through which we are able to understand and address the concerns of our host communities. We have developed a number of methods through which we can engage in two-way dialogue, and have instituted anonymous feedback mechanisms to enhance the accessibility of our engagement processes. Please see the table on how we interact with stakeholders on the next page.

Table 19: How We Interact with Stakeholders Stakeholder Ways we interact Employees â– Corporate, regional and site personnel engagement â– Employee newsletters, social media and email â– Workplace health and safety committees â– Performance and development reviews â– Training sessions Shareholders â– Annual shareholder meeting â– Quarterly conference calls to discuss results â– Frequent one-on-one or group meetings Government â– Ongoing communication and dialogue with government officials at the municipal, regional and national levels â– Communication with supporting international governmental associations (International Monetary Fund, European Bank for Reconstruction and Development, Export Development Canada, etc.) Suppliers and contractors â–Ongoing communication and dialogue between representatives â– Performance reviews Industry associations â– Membership in industry associations such as the International Cyanide Management Institute, the World Gold Council, the Mining Association of Canada, and the Canadian Mining Innovation Council; we also participate in several working committees, such as MAC’s International Social Responsibility Committee and Public Affairs Committee NGOs â– Meetings and collaborations with NGOs at both the corporate and regional levels â– At Kıºladağ, we established an independent environmental committee that includes representatives from NGOs Communities â– Ongoing community engagement activities, including collaborative community projects â– Neighbourhood meetings â– Site tours for local residents and students â– Regional newsletters, local media and social media â–Formal community consultation meetings, such as Lamaque’s Follow-Up Committee Speaking with a Turkish delegation at our PDAC booth, March 2018.

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Table 20: Local Impact Assessment and Management Tools

	Brazil		Greece			Romania	Turkey	
	Tocantinzinho	Vila Nova	Stratoni	Olympias	Skouries	Certej	Kışladağ	Efemçukuru
Formalized stakeholder mapping	Awaiting permitting	No	Yes	Yes	Yes	Yes	Yes	Yes
Social impact assessment	Awaiting permitting	No	Yes	Yes	Yes	Yes	Yes	Yes
Public disclosure of impact assessments	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Local community development programs	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes

COMPLAINTS AND GRIEVANCES

We believe that conducting business honestly and respectfully requires open communication between our sites and stakeholders. This is essential when managing disputes regarding our activities and relationships. When grievances are raised, we act and respond with due diligence, and effective grievance mechanisms play an important role in governing and remediating any impacts.

As part of our Code of Business Conduct and Ethics, we have a whistleblower policy so that any stakeholder – internal or external – can confidentially report any concerns about our financial statements, accounting practices, internal controls or any suspected or known illegal behaviour that violates laws, government regulations or our Code.

Concerns can be submitted anonymously and are managed by an external whistleblower reporting agency. All submissions and investigations are overseen by Eldorado's Audit Committee Chair and Corporate Secretary.

In addition, each of our operations has established various mechanisms for receiving and responding to external grievances. However, as part of Eldorado's commitment to implement a framework consistent with the Voluntary Principles, we are refining our approach to monitoring, documenting and reporting on community feedback – including grievances – in order to improve the way we track and respond to stakeholder concerns. In 2016, we finalized our global Grievance Mechanism Directive, which outlines Eldorado's minimum expectations for identifying, classifying, responding to and reporting grievances. In 2017, our sites and regions worked towards adopting and aligning existing grievance mechanisms to this Directive.

Table 21: Requests and Complaints Received at Site(1)

	Brazil		Greece			Romania	Turkey	
	Tocantinzinho	Vila Nova	Stratoni	Olympias	Skouries	Certej	Kışladağ	Efemçukuru
Predominant topics	No complaints received due to remote location	No complaints received due to remote location	Requests for employment, concerns regarding environmental safety, requests for community event participation and sponsorship, concerns regarding delayed permitting			Requests for employment, local infrastructure development and planning, community event participation and sponsorship	Hazardous road conditions, noise, dust	Dust

(1) Grievances received through Eldorado's external whistleblower reporting agency are not included in Table 21. Whistleblower reports are treated with confidentiality to every extent possible.

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COMMUNITY INVESTMENT

Our assets are located in diverse jurisdictions, each with their own unique cultural and social characteristics. Our approach to community investment is therefore developed to be site-specific, while maintaining the core principles of inclusion and transparency. The stakeholder engagement practices we described on page 58 are essential to identifying community investment projects.

Table 22: Payments to Communities and Community Investments (1)

($ millions)	Brazil	Canada	Greece	Romania	Turkey	2017 Total	2016 Total
Payments to communities and community investments	0.90	0.37	1.88	0.16	0.87	**4.18**	**3.11**

(1) Where the recipient entity is a government organization, relevant community investments have been reported as a "payment to government" in accordance with the *Extractive Sector Transparency Measures Act* (ESTMA). Eldorado's total payments to government are reported within Table 1.

Payments relate to infrastructure, health and well-being, education and training, scholarships, donations, and investments in preserving or rehabilitating the local environment. They also include support to civil society organizations (excluding expenditures related to advertising or publicity).

ELDORADO'S COMMUNITY INVESTMENT FALLS BROADLY UNDER THE FOLLOWING CATEGORIES:

Education

Childhood, youth and adult continuing studies initiatives, as well as research and education initiatives relevant to the mining sector

Employment

Programs and projects that are proven to generate long-term and sustained employment for local communities, together with socio-economic benefits for the area

Environment

The protection and preservation of the natural environment around our mines

Health and Sport

Improved quality and access to local health care services that can operate independently and sustainably, and supporting recreational projects and sport clubs that promote healthy and active lifestyles

Community Development

Capacity-building and physical infrastructure that support community needs and a post-mine economy

Arts and Culture

The culture and diversity of local communities, including the preservation of heritage and the promotion of local traditions and practices

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2017 COMMUNITY INVESTMENT HIGHLIGHTS

We are proud to partner with our neighbouring communities to invest in their social, economic and cultural well-being and contribute to the achievement of their sustainable development goals. Below are some examples of our investments in 2017.

Efemçukuru – Turkey
In 2017, much of our investment was focused on health and education. We supported a local health clinic that provides medical services to villagers, and worked to extend health and safety beyond the mine for our workers. We also provided supplies to local schools, and this past year sponsored renovations to the Çatalca Primary School.

Our broader efforts to increase education opportunities in the region have been highly successful. When we started our education program at Efemçukuru, there was one enrolled high school student in the village. In 2017, 57 students were enrolled in secondary education. Many of the students who have attended secondary and post-secondary education with the assistance of our programs now work at the Efemçukuru mine, and many others have used their education to continue advancing sustainable development in their communities.

Kışladağ – Turkey
Over the past year, we worked with our neighbours near Kışladağ to invest in projects valued by surrounding communities. In the village of Bekişli, we supported the construction of a 400 m^2 outdoor community centre with a roof. The facility provides a large space for community meetings and cultural events such as weddings. It also functions as a vehicle inspection station operated by a local company. The facility's proximity to our Kışladağ site eliminates the need for our vehicles to travel 55 km to the nearest city for inspection, reducing our fuel consumption and GHG emissions.

We were also happy to support cultural and educational programs near Kışladağ. Each year, Eldorado proudly sponsors the Eşme Kilim (tapestry) festival, one of the largest of such festivals in Turkey, in which the community celebrates its long history of tapestry production. In 2017, we also invested in repairing the roof of the Ahmetler Village Secondary School, donated educational materials to school children and sponsored field trips for approximately 50 students who would not have otherwise been able to afford to participate in such activities.



Planting new trees with students from the Ahmetler Village School near Kışladağ, Turkey.

The Kassandra Mines – Halkidiki, Greece
The Kassandra Mines – Olympias, Skouries and Stratoni – are located on the Halkidiki peninsula of northern Greece, near many socially and culturally vibrant communities. Eldorado's community investments in this region are driven by our connection to the area's centuries-old mining tradition, as well as supporting the sustainable development of other industries such as agriculture and tourism.

In 2017, our investments in Greece contributed to a number of ongoing community projects throughout Halkidiki, as well as improvements to local infrastructure and cultural facilities. Eldorado is proud to support education in Halkidiki by providing equipment and educational materials to local schools, and we frequently open up our mining facilities for tours for secondary and post-secondary students.

We also contributed to the construction of sporting, religious and historical facilities in the Halkidiki region in 2017. We have continued to promote tourism as a pillar of economic activity. The discovery of historic shipwrecks off the coast of Halkidiki and the seahorse population near Stratoni led us to prioritize investments in aquatic tourism. The success of our plant nursery at Olympias has contributed to the natural beauty and biodiversity of the region, further creating value for tourism and other industries.

INVESTING WHERE WE EXPLORE

Our development and exploration projects around the world present excellent opportunities for us to work with host communities and build strong social and economic foundations that continue throughout the mining life cycle.

At our Perama Hill project in Greece, we have been supporting the Perama Hill Vineyard, which has produced wine since 2015. Wine-making in the Thrace region of Greece has existed for centuries, and we are proud to support the economic and cultural vitality of our neighbouring communities with this project.

In Romania, Eldorado's Certej project invested over $150,000 in surrounding communities through the development of roads, repairs to churches and community centres, and cultural activities that contribute to the sustainable development and social well-being of nearby communities.

Our community investments at our Tocantinzinho project in Brazil have provided over $900,000 of support for community development, education and environmental protection in 2017. We contributed funds for the construction of a new police station in Jardim do Ouro, worked with the Simineral Union to distribute books to schools throughout the region, and invested in cleaning Lake Bologna to restore damage done by unregulated industries and make the area more appealing to visitors. In addition to these projects, we have worked to improve infrastructure in the region to allow for improved access for workers and to markets.

Respecting Our Environment We carefully plan, design and build operations to minimize our environmental footprint, and work with host communities to ensure that our operations meet acceptable standards of practice and adhere to regulations. By investing in best-available technologies and implementing leading environmental practices, we seek to minimize our energy use and air emissions, protect the ecosystems surrounding our sites, and minimize our physical footprint on the natural landscape.

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Environmental Impact Assessments (EIAs)

EIAs are conducted to evaluate the potential impacts a proposed project may have on the environment and the people who depend on it. As part of permitting during project development, we identify potential environmental impacts and submit mitigation plans to regulators. Once completed, EIAs are comprehensive documents that include baseline studies used to assess the current state of the environment at the proposed mine site. They also identify the potential effects of our planned activities and outline steps to minimize any identified risks. EIAs require extensive consultation with local communities, as well as considerable input from technical and environmental experts.

Mining, by its very nature, impacts the natural environment. Wherever possible, we work to avoid, minimize or, at the very least, manage the environmental effects of our operations throughout the life cycle of our mines. We recognize the benefits to human health, social well-being, environmental sustainability, and economic development that come from placing nature at the forefront of business decisions, and continue to build our relationships based on shared environmental protection beliefs.

RESPONSIBILITY FOR ENVIRONMENTAL STEWARDSHIP

Environment teams located at each of our sites are responsible for the day-to-day oversight, implementation and management of our environmental policies, programs and activities. Each team reports directly to its mine General Manager and country Vice President & General Manager, who in turn report to Eldorado's COO. The COO annually sets environmental objectives and targets, and reviews environmental performance on a weekly basis.

Eldorado's President & CEO is ultimately accountable for our environmental performance. At the Board level, the Sustainability Committee has oversight of all environmental activities.

PRINCIPLES FOR ENVIRONMENTAL EXCELLENCE

From development to operations to mine closure, we prioritize environmental protection through our guiding principles for environmental responsibility:

- Protect human health and the natural environment while benefits are derived from socio-economic development
- Provide training on environmental matters to contribute to greater environmental awareness in our operating jurisdictions
- Protect social and cultural assets within our project area
- Strictly observe and comply with environmental legislation
- Inform the public, relevant government institutions and other stakeholders of our environmental performance, in a fully transparent manner

In 2017, we updated Eldorado's Environmental Policy to reaffirm our commitment to environmental protection; we also aligned our policies to the requirements of the MAC's TSM framework. This Policy reinforces Eldorado's commitment to protect natural habitats, safeguard sources of clean water, responsibly manage mine waste materials and reduce our absolute carbon footprint, by working with communities, training our workforce, and abiding by all applicable environmental laws and best practices. You can view the full policy at eldoradogold.com/responsibility/our-environment/.

◄

Oleanders grow on rehabilitated areas of our Olympias mine site in Greece.

ENVIRONMENTAL MANAGEMENT SYSTEMS We have achieved certification under the ISO 14001 Environmental Management System Standard Independent at our Kıºladağ and Efemçukuru mines in Turkey and at our Halkidiki assets in Greece. The overall aim of ISO 14001 is to support environmental protection and prevent pollution. ISO 14001 represents Monitoring a stringent guideline created to help organizations achieve environmental goals, using a structured Committees approach that enables consistent environmental performance over time. We continuously improve performance through training and oversight, and demonstrate our As part of our commitment to performance through regular audits and reporting. Every newly recruited employee, including transparency and accountability, the personnel of suppliers and contractors, must complete environmental training, and existing our operating sites have employees are provided with ongoing environmental training to keep their environmental knowledge established independent up to date. environmental committees. These external committees ENVIRONMENTAL MONITORING include academics, scientists andrepresentativesfromlocal To maintain our compliance with international best practices, environmental management systems, and authorities. Committee members environmental regulations, Eldorado regularly monitors air, soil and water quality as well as noise levels and energy use at our projects and operations. Our extensive environmental monitoring allows us to collect environmental data from constantly evaluate the effectiveness of our practices and establish benchmarks against which further the site and submit it to third- technical and technological improvements can be measured. party laboratories for testing, to confirm independence and We are proud to inform all of our stakeholders that Eldorado had no reportable spills, or spills that accuracy. This approach has resulted in fines or penalties, in 2017. helped strengthen our credibility by providing our stakeholders with additional and accredited third-party information. Environmental Monitoring in Greece In the Halkidiki region of northern Greece – where our Stratoni and Olympias mines and the Skouries development projects are located – we have developed one of the most thorough environmental monitoring programs in Europe. The program makes use of over 320 separate data points collected around our sites, to provide a comprehensive ongoing assessment of our environmental performance. The data is reported both quarterly and annually to the Government of Greece and the European Union, and it is used by our operations and environmental teams to make adjustments and improve performance. Data is also collected and validated by third parties and is publicly accessible through our online database. The collection of comprehensive environmental data allows us to monitor our environmental protection processes, and it is an important part of building relationships based on transparency, accountability and scientific fact. Eldorado’s Greek operation’s environmental database can be accessed by visiting environmental.hellas-gold.com/. Water monitoring in Greece.

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Climate Change

Climate change is an issue of global concern that has the ability to impact our operations, stakeholders, and the communities in which we operate. The ongoing rise in global average temperatures has created, and will continue to create, varying weather patterns that pose risks to all of our stakeholders, from employees exposed to extreme heat, to communities subject to drought, or investors impacted by flooding in low-lying coastal cities.

As the mining industry is a contributor to GHG emissions and a consumer of resources that can be affected by climate change and climate-related policies, it is incumbent upon Eldorado to take action to reduce GHG emissions and prevent further increases in global average temperatures.[1]

CLIMATE MATERIALITY

According to the United Nations SDGs, the effects of climate change include changing weather patterns, rising sea levels, and the increased frequency and intensity of extreme weather events such as floods, droughts, hurricanes, heatwaves, tornados and wildfires.

Rising Temperatures
Rising temperatures pose significant risks to workers, infrastructure, and equipment, and may result in increased operating costs. Regions at risk of extreme heat such as Uşak Province (Kışladağ, Turkey), Halkidiki (Kassandra Mines, Greece) and Pará State (Tocantinzinho, Brazil) may require more energy for cooling, while equipment malfunctions may increase in frequency. As the number of warm weather days per year increases, both the intensity and duration of heat poses financial and safety risks. Heat-related health risks – such as heat exhaustion or exposure to hot climate diseases such as yellow fever and the zika virus – are particularly salient to our Brazilian sites, and we consider heat-related health risks within our larger health and safety protocols.

Longer summer seasons may however offer a positive opportunity for Eldorado's Canadian asset (Lamaque), by reducing safety and equipment risks associated with cold winter temperatures, while also reducing energy costs attributable to heating.

Precipitation
Regions that may experience increases in precipitation – such as the Halkidiki region of northern Greece and Pará State in Brazil – are subject to greater risks of flooding and infrastructure damage. Tailings dams, mine pits and shafts, roadways and processing equipment are at risk of damage due to heavy rainfall and flooding, potentially culminating with significant environmental contamination in the event of a tailings dam breach or overflow. Roadways washed out by flooding may result in disruptions to worker and supply transportation and cause operational disruptions as a result. Investments in flood prevention infrastructure and equipment may be necessary. Flooding can also negatively affect local communities and suppliers, meaning that our stakeholders may require our emergency response assistance.

Both flooding and droughts have the ability to impact our stakeholders – especially communities that rely on agriculture as a source of economic activity. Droughts, in combination with warmer temperatures, also increase the probability of wildfires. As precipitation patterns become more extreme, sites such as Kışladağ are exposed to greater risks due to their already-arid locations. However, variations in precipitation within our operation regions may be increasing, meaning that rainy seasons become more flood-prone, while dry seasons are simultaneously at greater risk of featuring drought and wildfires. Ensuring we do our part to use water responsibly is an important way we respect our neighbours and continue to work towards sustainable development. You can read more about our water usage practices on page 69.

The Diverse Effects of Climate Change

The effects of rising global temperatures vary by region, resulting in the desertification of certain areas while simultaneously causing increased precipitation and flooding in others. As Eldorado's operations are situated in geographically disparate areas, the effects of climate change vary by location, but all of our operations and stakeholders are exposed to climate change risks. Climate change may affect many aspects of ecological and socio-economic life related both directly and indirectly to mining.

(1) In this Report, we have chosen to highlight climate change as a material topic unto itself, even though the wide-ranging effects of climate change across all socio-economic and ecological activities mean that it cannot be treated as an isolated material topic. For this reason, references to challenges posed by climate change appear throughout the Report.

Regulation As governments and societies respond to climate change, more jurisdictions are implementing policies intended to reduce GHG emissions. Many of the countries in which Eldorado operates have signed the 2015 Paris Climate Agreement and are therefore seeking to reduce GHG emissions with the goal of preventing the global average temperature from rising above 2 degrees centigrade. For example, Eldorado’s Lamaque development project is already subject to the Province of Quebec’s Regulation respecting a cap-and-trade system for greenhouse gas emission allowances. Governments may also enact other regulatory measures designed to incentivize energy efficiency, water conservation or other methods of environmental protection, potentially increasing operating costs. Eldorado believes that consistent and clear regulation has a role to play in addressing climate change solutions, while individual actors responsible for GHG emissions should work together to advance new technologies and practices that contribute to sustainable development. ENERGY Although energy use was not identified by our stakeholders as a material topic, energy use represents a significant proportion of our operating costs and is responsible for the vast majority of the GHG emissions produced by our operations. Our energy consumption is also the primary determinant of our ability to contribute to global climate change goals. We source our energy mainly from fossil fuels such as diesel, liquefied petroleum gas (LPG), gasoline and natural gas, as well as electricity. Our heavy vehicle fleet, portable light towers and emergency backup generators operate on diesel fuel, while our light-vehicle fleet uses LPG and gasoline. Electricity is primarily used by our electric excavators, as well as for mining and milling operations. We also use some natural gas for building heating. Electricity is primarily sourced from the national grid, though the Skouries and Tocantinzinho projects will continue to use diesel generators until the construction of site transmission lines and transformers is complete. Part of our electric mine fleet in Kıºladağ, Turkey.

Figure 2: 2017 Energy Sources Diesel 57.4% Electricity 42.4% Natural Gas 0.02% Gasoline 0.00% 0% 10% 20% 30% 40% 50% 60% 70% Table 23: Total Direct and Indirect Energy Use by Source (GJ) Diesel % Change Site Diesel (mobile) (stationary) Natural gas Electricity 2017 Total 2016 Total since 2016 1,099,400 Kıºladağ 740,390 11,162 3,740 344,108 1,082,056 2% Efemçukuru 92,871 – – 196,526 289,397 278,971 4% Stratoni 37,579 – – 79,104 116,683 126,920 -8% Olympias 39,730 – – 107,469 147,199 101,673 45% Skouries – 45,188 – – 45,188 26,670 69% Total 910,570 56,350 3,740 727,207 1,697,867 1,616,290 5% Table 24: Energy Intensity (GJ/oz Au Produced) Year Kıºladağ Efemçukuru Total % Change since 2016 5.19 2017 6.41 3.01 18% 2016 5.12 2.84 4.40 Monitoring Wildfires in Halkidiki, Greece As global average temperatures rise, weather-related natural disasters such as forest fires have become more frequent and severe. Ecosystems that are already susceptible to fires, such as the tree-covered hills of northern Greece, are at specific risk of wildfire damage. In an effort to reduce the risks of wildfires in Halkidiki, Eldorado has partnered with the Thessaloniki Aeroclub, a local aviation organization, to detect fires from the air and prevent them from spreading. By providing supplies and fuel for wildfire surveillance activities, we have worked with local pilots to identify and prevent the spread of several forest fires since 2015. We have also outfitted aircraft owned by the Aeroclub with air pollution monitoring equipment, allowing us to collect air quality data around our sites and throughout the region. Throughuniquepartnershipssuchasthis,weare Airplane used for monitoring and working to improve the safety of our communities preventing wildfires in Halkidiki, Greece. and our workforce, and mitigate the human and environmental risks caused by climate change.

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GREENHOUSE GAS EMISSIONS

GHG emissions are the key driver of human-made climate change. As a large portion of our operations rely on fossil fuel-generated energy, Eldorado is a contributor to global GHG emissions. As we work to reduce our GHG emissions, we are also motivated by the contributions our products make to green technologies around the world.

Our calculated GHG emissions are attributable to all of Eldorado's operating mines and construction and development projects, with the exception of Perama Hill (no on-site activity) and our Lamaque project (which was acquired mid-way through 2017).

According to GRI requirements for measuring carbon dioxide (CO_2) emission equivalents, we classify our GHG emissions as follows.

Activity	Scope 1 (direct) emissions	Scope 2 (indirect) emissions	Scope 3 emissions
Scope definition	GHG emissions produced by the combustion of energy sources that are owned or controlled by Eldorado	GHG emissions from the consumption of purchased electricity	GHG emissions produced by third parties from which Eldorado has purchased a service
How we generate these emissions	The majority of our scope 1 emissions are attributable to diesel consumption by our fleet vehicles	Our scope 2 emissions are primarily generated by energy we buy from public energy grids that rely on a number of fuel sources (natural gas, coal, hydroelectricity, etc.) for energy production	Scope 3 emissions attributable to air travel, electricity transmission and distribution, and well-to-tank emissions attributable to electricity generation, transmission and distribution have been included in this Report

Table 25: Greenhouse Gas Emissions (1) (tCO_2e)

Year	Scope 1	Scope 2	Scope 3 (2)	Total	% Change since 2016
2017	69,151	107,130	35,739	212,020	7%
2016	67,268	98,366	33,154	198,788	

(1) Emissions have been calculated in accordance with the Greenhouse Gas Protocol developed by the World Resources Institute and the World Business Council on Sustainable Development. Conversion factors were obtained from the National Energy Board's Energy Conversion Tables, while emission factors were obtained using the relevant year DEFRA Conversion Factors, applying Global Warming Potential factors from the Intergovernmental Panel on Climate Change's fourth assessment report. Scope 3 emission totals were independently calculated by Eldorado's travel agent.

(2) Scope 3 totals for 2016 have been updated from prior year reporting to include emissions attributable to electricity transmission and distribution losses, and well-to-tank emissions attributable to electricity generation, transmission and distribution.

For more detailed information on our energy use, energy efficiency, emissions and air quality, please see our annual responses to the CDP's Climate Change Survey, available on the CDP website: cdp.net.

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Water Usage

Access to water is critical to our mining operations and the communities in which we operate. Clean and readily available water is vital to human life, as well as the well-being of ecosystems and agriculture that support sustainable development. Given water's vital importance, access to water can be an issue for communities near our sites. Using water responsibly is a key area of focus for Eldorado's operations, and it is essential to our environmental stewardship and relationships with local stakeholders.

WATER USE AT OUR MINES

Availability and access to water is critical for our mining operations. We use water for mineral processing, dust suppression, slurry transport and personal consumption, and so the responsible management of water resources is essential to our long-term sustainable development. Effective water management and recycling practices help limit our reliance on water sources, and effective governance ensures that water discharges fall within the parameters of our permits and licences. While we do not set quantitative targets regarding water consumption, we strictly control water use across all of our sites, and each operation has implemented practices that reduce, reuse and recycle water.

Across our operations, we withdrew nearly 9.4 million m^3 of water in 2017. This includes water removed from our sites following precipitation as well as groundwater that must be continuously pumped out from our underground mines. Overall, we experienced a 14% increase in total water withdrawals in 2017 compared to 2016 volumes, largely attributable to a decrease of groundwater flows and subsequent mine dewatering at our Greek sites. Water use is continuously monitored using flow meters, and we regularly take water quality samples from groundwater and surface water sources within and around our sites. We compare water quality results with the limit values set out in pertinent regulations and our operating permits, and we share these detailed results with regulators and government, typically on a quarterly basis.

Water availability varies by site. At Stratoni, Olympias and Skouries in Greece, groundwater flowing into our underground mines provides the majority of water we require to operate, with small additional volumes collected via rainwater and municipal supplies. For our operations that have limited access to water, such as Kışladağ in Turkey, we have implemented an extensive water conservation and recycling program to reduce our need to withdraw water. The Kışladağ water treatment plant treats up to 5,000 m^3 of surface water per day from the waste rock dump and groundwater from the open pit.

Recycled water makes up the majority of our water use, particularly at those sites where we have zero water discharge requirements, such as Skouries. Recycled water is used for mineral processing, dust suppression and slurry transport, as well as throughout our leach pad areas and adsorption, desorption, recovery (ADR) carbon plants.

All water that comes into contact with our sites is treated and tested before being used or discharged back into the environment (e.g. rivers, lakes and reinjection into groundwater) where regulations allow.



Water treatment plant at Kışladağ, Turkey.

Water Balancing at Kışladağ

Managing water at a mine site is more complex than simply collecting enough water to operate machinery and process materials. Sometimes mine sites can have too much water, and we must remove it from site or store it for later use. In wet seasons, excess water can cause challenges for operations, just as a lack of water can cause challenges at other times of the year.

Because of water's importance to our operations and to surrounding communities, we work to collect continuous data on water in and around our sites. At our Kışladağ mine, we make use of a site-wide water balance model to monitor our water reserves, adjust our consumption of water from different sources, and identify when we may need to discharge excess water. In coordination with our water processing facilities at Kışladağ, water balancing models help us to use water resources efficiently and sustainably for the health and well-being of our operations, our workforce, and our neighbouring communities.

Water Flow Through a Mine Site The infographic below shows how we find, use, treat and discharge water at our mine sites. Water Treatment Plant Ore Processing 2. WATER USE â– drilling â– ore processing Evaporation â– dust suppression 3. WATER TREATMENT â– wastewater treatment ponds â– water treatment plant Dust Suppression Open Pit Mill/Processing Plant 4. WATER OUTPUTS Precipitation â– evaporation Water Treatment â– waterdiversionof Plant non-contaminated water â–releasestoaquatic 1. WATER INPUTS environment â– precipitation â– surface water â– groundwater Water Storage Pond â–municipal water River/Lake Release to Aquatic Drilling – Water Recirculated Environment Groundwater

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Table 26: Volume of Water Recycled and Reused (m^3 Thousands)

	Kışladağ	Efemçukuru	Stratoni	Olympias	Skouries	Total
Water processed by Company water treatment plants	439	–	3,403	3,282	–	7,124
Water recycled and reused	26,467	–	1,047	2,138	298	29,950
Water recycled and reused (as % of total water use)	95%	–	23%	39%	50%	76%

Table 27: Total Water Withdrawals (m^3 Thousands)

Site	Rainwater	Groundwater – renewable	Municipal supply	2017 Total	2016 Total
Kışladağ	–	1,268	–	1,268	1,254
Efemçukuru	–	1,040	–	1,040	976
Stratoni	16	3,419	9	3,444	3,933
Olympias	53	3,290	–	3,343	4,281
Skouries	8	298	–	306	466
Total	**77**	**9,315**	**9**	**9,401**	**10,910**

Table 28: Water Efficiency (m^3/oz Au Production)

Year	Kışladağ	Efemçukuru	Total
2017	7.4	10.8	8.6
2016	5.9	9.9	7.2



Water treatment plant at Efemçukuru, Turkey.

Our reported water efficiency is not a true reflection of site water use or its correlation to production. In reality, due to the need to dewater our mines, we withdraw far more water than we use, and consequently our actual water efficiency is much higher. As we continue to improve our data collection and reporting, we are investigating new data sources in order to improve our understanding of water balances and calculate our water efficiency as a matter of water used in production per ounce of gold produced.

Site water treatment plants operate continuously year-round to reduce our reliance on external water sources. Kışladağ currently uses a leach pad to extract gold from ore; it treats and circulates approximately 50,000 litres of water per minute through a closed system, with minor losses attributable to evaporation. Approximately 21 times more water is recycled and reused by the site compared to new water withdrawals.

Other sites, like Skouries, will not allow any contact water to be discharged openly back into the environment. Instead, we use water diversion channels to redirect surface water flows away from the site, and any precipitation or groundwater that enters the site is captured, stored, reused and/or evaporated.

For more detailed information on Eldorado's water use and management practices, please see our annual responses to the CDP's Water Survey, available on the CDP website: cdp.net.

72
ELDORADO GOLD
YEAR IN REVIEW 2017

DUST SUPPRESSION

One of the most water-intensive activities at our operations is dust suppression. Blasting, transporting ore and waste rock, operating crushing units and road traffic can all have negative effects on air quality and the local environment if not properly managed.

Our water tank trucks continuously perform on-site watering activities to suppress dust. We also use water spraying and dust collecting systems at primary crushers, fine ore stockpiles, and conveyor belts to minimize dust emissions. For dust control, we use water that has been processed and treated by site water treatment plants.

We regularly measure dust levels around our operations and in neighbouring villages to verify the effectiveness of these mitigation strategies.



▲ Dust suppression truck at Kışladağ, Turkey.

TAILINGS

Wherever our operations make use of water-based mineral processing, tailings are produced. Tailings are primarily a mixture of ground rock and water that remain after the mineral extraction process has been completed. These typically liquid mixtures can contain trace amounts of chemicals from the extraction process, making them acidic or alkaline. Safe management and disposal of tailings is therefore critical to protecting environments and communities, making tailings management a major priority for Eldorado.

Given both the chemical characteristics of tailings and the quantities in which they are produced, tailings are typically stored in specially designed facilities. We manage these facilities in accordance with robust government regulations, international standards and leading industry practices. Our tailings facilities are all site-specific and have been carefully designed and constructed by specialized engineering firms. These facilities are designed and certified to government regulations to minimize environmental risk.

Our Plans for Dry Stack Tailings at Skouries

Whenever possible, Eldorado incorporates best-available technologies into our mine designs in order to protect the surrounding environment. Dry stack tailings is one of these best available technologies.

Tailings are classified based on their moisture content, which can range from wet to almost dry. All tailings begin wet; it is only through additional processing stages, or after many years of natural evaporation in the tailings pond, that they are dried.

Skouries is currently permitted to use thickened tailings (~30% moisture content) which requires two valleys to be used for tailings storage. Eldorado recently committed to using filtered (dry stack) tailings (~15% moisture content), which, if approved, reduces the project's footprint by 40%.

The key benefits of dry stack tailings include:

- Reducing the project footprint and leaving the Lotsaniko valley and its water catchment area undisturbed
- Reducing the need for external water as filter-press process water is recycled
- Easier and faster to reclamation of the tailings area at the end of mine life
- Increased safety and stability during a seismic or flood event due to the higher solids content
- More jobs to operate the plant and tailings area, estimated at an additional ~50 full time employees over the current 30-year life of mine
- More taxes and royalties paid by Eldorado, benefitting local communities and the economy

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RESPECTING OUR ENVIRONMENT

At each of our tailings facilities we have:

- Conducted extensive studies to locate the facility away from sensitive environmental areas, such as lakes, streams, wetlands and key biodiversity zones
- Designed the extraction process so that tailings contain as few impurities as possible and are environmentally stable
- Constructed facilities able to withstand extreme weather and seismic events
- Installed upstream and downstream monitoring facilities to measure water quality

We also have comprehensive tailings management systems at Efemçukuru, Stratoni, Olympias and Vila Nova. These include:

- Plans and procedures that identify clear roles, responsibilities and communication channels for personnel responsible for tailings management
- Ongoing training of personnel responsible for tailings management
- Operational controls such as real-time monitoring of tailings facilities, routine inspections and risk assessments and regular maintenance programs
- Emergency preparedness and response plans
- The periodic review of tailings facility design, construction, operation and closure plans to facilitate ongoing relevance and alignment with current best practices
- Oversight from the corporate head office to verify the completion of any updates or corrective actions and to identify opportunities for shared learning across Company operations

Our site teams monitor tailings facilities daily, and every three years facilities undergo an independent audit conducted by recognized tailings management and dam safety experts; our most recent external audit in 2017 did not identify any major deficiencies in our tailings management practices.

We are further strengthening our management approach by implementing MAC's TSM Tailings Management Protocol, which is based on a "plan, do, check, act" system of continuous improvement.

WASTE MANAGEMENT

Mining generates various forms of waste, including overburden, waste rock, tailings, slag, mine water, sludge and refuse. The largest portion of waste comprises waste rock – material that is extracted from the mining area in order to access ore and which has no economic value.

We sort and classify all the waste we generate as being either hazardous or non-hazardous, in line with environmental regulations. Eldorado considers the potential environmental impacts of all waste, and stores or disposes of waste accordingly. Depending on the type of waste generated, we develop and implement management programs suitable for minimizing risks to the environment or human health. For example, at Efemçukuru, where waste rock has acid rock drainage potential, storage areas are lined and seepage is collected and treated before disposal. Where waste rock does not pose any toxicity risk, such as at Olympias, it is partially reused for mine backfill.

Waste management activities and objectives represent significant elements of our ISO 14001 environmental management systems. As per local regulations in each of our operating jurisdictions, we record all disposed waste types and quantities in legal disposal documents that are submitted periodically to host governments. We conduct due diligence on our waste disposal contractors, and periodically visit disposal and recycling contractors to evaluate their environmental practices.



▲

Dry stack tailings area at Efemçukuru, Turkey.

In 2017, there were no environmental fines or penalties imposed on Eldorado's operating sites and projects.

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ELDORADO GOLD
YEAR IN REVIEW 2017

Mineral Reserves

Project	Proven Mineral Reserves			Probable Mineral Reserves			Total Proven & Probable		
GOLD	Tonnes (x1000)	g/t	In-situ oz (x1000)	Tonnes (x1000)	g/t	In-situ oz (x1000)	Tonnes (x1000)	g/t	In-situ oz (x1000)
Certej	22,788	1.93	1,414	21,500	1.43	988	44,288	1.69	2,402
Efemçukuru	2,032	7.12	465	2,020	6.34	412	4,052	6.73	877
Kışladağ	113,253	0.83	3,032	5,306	0.60	102	118,560	0.82	3,134
Lamaque	111	8.78	31	3,698	7.25	862	3,809	7.30	893
Olympias	3,610	7.49	870	11,122	7.21	2,577	14,732	7.28	3,447
Perama	2,477	4.44	354	7,220	2.68	621	9,697	3.13	975
Skouries	75,804	0.87	2,132	81,862	0.62	1,641	157,666	0.74	3,773
Tocantinzinho	16,699	1.53	821	22,914	1.36	1,003	39,613	1.43	1,824
Total gold	**236,774**	**1.20**	**9,119**	**155,642**	**1.64**	**8,206**	**392,417**	**1.37**	**17,325**
SILVER									
Certej	22,788	10	7,004	21,500	12	8,551	44,288	11	15,555
Olympias	3,610	105	12,165	11,122	120	42,756	14,732	116	54,921
Perama	2,477	3	254	7,220	4	897	9,697	4	1,151
Stratoni	0	0	0	497	178	2,844	497	178	2,844
Total silver	**28,875**	**21**	**19,423**	**40,339**	**42**	**55,048**	**69,214**	**33**	**74,471**
COPPER	Tonnes (x1000)	%	In-situ t (x1000)	Tonnes (x1000)	%	In-situ t (x1000)	Tonnes (x1000)	g/t	In-situ t (x1000)
Skouries	75,804	0.52	393	81,862	0.47	386	157,666	0.49	779
Total copper	**75,804**	**0.52**	**393**	**81,862**	**0.47**	**386**	**157,666**	**0.49**	**779**
LEAD									
Olympias	3,610	3.5	126	11,122	4.0	442	14,732	3.9	568
Stratoni	0	0.0	0	497	7.0	35	497	7.0	35
Total lead	**3,610**	**3.5**	**126**	**11,619**	**4.1**	**477**	**15,229**	**4.0**	**603**
ZINC									
Olympias	3,610	4.8	173	11,122	5.5	610	14,732	5.3	783
Stratoni	0	0.0	0	497	8.4	42	497	8.4	42
Total zinc	**3,610**	**4.8**	**173**	**11,619**	**5.6**	**652**	**15,229**	**5.4**	**825**

Notes on Mineral Resources and Reserves

1. Mineral reserves and mineral resources are as of December 31, 2017.
2. Mineral reserves are included in the mineral resources.
3. The mineral reserves and mineral resources are disclosed on a total project basis.

Mineral Reserve Notes

1. **Long-term metal price assumptions:**
   Gold = $1200/oz. Silver = $16.00/oz (for Stratoni it was $8.14/oz Ag as governed by a streaming agreement with Silver Wheaton (Caymans) Ltd.); Copper = $2.50/lb; Pb price = $1,800/t; and Zn price = $2,000/t. Due to a limited mine life for Stratoni (3 years) current Pb and Zn prices were used for its mineral reserves ($2,400/t Pb and $2,712/t Zn).
2. Skouries:
   The open pit design is based on permit limits, not metal prices, and is therefore insensitive to a falling or rising metal price environment. The underground designs were based on a Cu price of $3.00/lb. The change in the Cu price to $2.50/lb has no impact on the underground portion of the mineral reserves developed at that time given that the margin on the lowest value ore has been demonstrated to remain positive against the backdrop of updated operating costs. Nevertheless, it is recognized that at the lower Cu price approximately 17 Mt of the mineral reserves have marginal value, and a further decrease in metal prices would render these uneconomic. The impact would not be felt until the latter part of the project's long mine life as the lower grade resources are located on the periphery of the orebody and at depth. Furthermore, the loss of these resources would not change the design philosophy or placement of long-term underground infrastructure; the result would be simply a shorter mine life.
3. Cut-off grades:
   Kışladağ: $12.25 NSR; Efemçukuru: 3.08 g/t Au; Lamaque: 3.50 g/t; Perama: 0.8 g/t Au; Tocantinzinho: 0.42 g/t Au; Skouries: $12.00 NSR (open pit), $33.33 NSR (underground); Olympias: $130 NSR; Stratoni: 14.3% Zn Equivalent grade (=Zn%+Pb%*1.1+Ag%*114); Certej: 0.90 g/t Au Equivalent grade (=Au(g/t)+Ag(g/t)*0.0121).
4. **Qualified persons:**
   John Nilsson, P.Eng., of Nilsson Mine Services, is responsible for the Kışladağ, Skouries (open pit), Certej and Tocantinzinho mineral reserves.
   Doug Jones (Registered Member – SME), consultant for the Company, is responsible for the Efemçukuru, Olympias, Stratoni and Perama mineral reserves.
   Colm Keogh, P.Eng., Manager, Underground Mining for the Company, is responsible for the Skouries (underground) and Lamaque mineral reserves.

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REPORTS AND TABLES

Mineral Resources

Project	Measured Resources			Indicated Resources			Total Measured & Indicated			Inferred Resources		
GOLD	Tonnes (x1000)	g/t	In-situ oz (x1000)	Tonnes (x1000)	g/t	In-situ oz (x1000)	Tonnes (x1000)	g/t	In-situ oz (x1000)	Tonnes (x1000)	g/t	In-situ oz (x1000)
Certej	27,518	1.80	1,592	62,463	1.23	2,472	89,981	1.40	4,064	12,228	0.96	376
Efemçukuru	2,668	8.04	689	2,628	7.10	599	5,296	7.57	1,288	3,580	6.20	714
Kışladağ	367,425	0.64	7,596	92,954	0.47	1,411	460,379	0.61	9,007	290,466	0.45	4,165
Lamaque	132	10.40	44	4,565	8.39	1,231	4,697	8.45	1,275	5,368	7.29	1,258
Olympias	3,627	9.39	1,096	10,804	8.57	2,978	14,431	8.78	4,074	3,675	8.12	960
Perama	3,064	4.30	424	9,375	3.18	958	12,439	3.46	1,382	8,766	1.96	554
Piavitsa				0	0.00	0	0	0.00	0	10,542	5.70	1,932
Sapes				2,423	6.08	474	2,423	6.08	474	1,011	10.65	346
Skouries	100,018	0.79	2,534	189,263	0.47	2,867	289,281	0.58	5,401	170,136	0.31	1,680
Tocantinzinho	17,530	1.51	851	31,202	1.26	1,264	48,732	1.35	2,115	2,395	0.90	69
Total gold	**521,982**	**0.88**	**14,826**	**405,677**	**1.09**	**14,254**	**927,659**	**0.98**	**29,080**	**508,167**	**0.74**	**12,054**
SILVER												
Certej	27,518	9	7,768	62,463	9	17,833	89,981	9	25,601	12,228	3	1,364
Olympias	3,627	131	15,314	10,804	141	48,855	14,431	138	64,169	3,675	112	13,142
Perama	3,064	3	335	9,375	9	2,833	12,439	8	3,168	8,766	7	1,860
Piavitsa				0	0	0	0	0	0	10,542	57	19,156
Stratoni	0	0	0	633	205	4,172	633	205	4,172	246	145	1,147
Total silver	**34,209**	**21**	**23,417**	**83,275**	**28**	**73,693**	**117,484**	**26**	**97,110**	**35,457**	**32**	**36,669**
COPPER	Tonnes (x1000)	%	In-situ t (x1000)	Tonnes (x1000)	%	In-situ t (x1000)	Tonnes (x1000)	%	In-situ t (x1000)	Tonnes (x1000)	g/t	In-situ t (x1000)
Skouries	100,018	0.48	484	189,263	0.40	758	289,281	0.43	1,242	170,136	0.34	578
Total copper	**100,018**	**0.48**	**484**	**189,263**	**0.40**	**758**	**289,281**	**0.43**	**1,242**	**170,136**	**0.34**	**578**
LEAD												
Olympias	3,627	4.4	157	10,804	4.7	509	14,431	4.6	666	3,675	3.4	125
Stratoni	0	0.0	0	633	8.0	50	633	8.0	50	246	5.4	13
Total lead	**3,627**	**4.3**	**157**	**11,437**	**4.9**	**559**	**15,064**	**4.8**	**716**	**3,921**	**3.5**	**138**
ZINC												
Olympias	3,627	5.9	213	10,804	6.7	725	14,431	6.5	938	3,675	3.9	142
Stratoni	0	0.0	0	633	9.3	59	633	9.3	59	246	8.4	21
Total zinc	**3,627**	**5.9**	**213**	**11,437**	**6.9**	**784**	**15,064**	**6.6**	**997**	**3,921**	**4.2**	**163**

Mineral Resource Notes

1. Cut-off grades:
   Kışladağ: 0.30 g/t Au for M+I, 0.35 g/t for Inferred; Efemçukuru: 2.5 g/t Au; Lamaque: 2.5 g/t; Perama: 0.5 g/t Au; Tocantinzinho: 0.3 g/t Au; Certej: 0.7 g/t Au; Skouries: 0.20 g/t Au Equivalent grade (open pit), 0.60 g/t Au Equivalent grade (underground) (=Au g/t + 1.6*Cu%); Olympias: $50 NSR; Piavitsa: 3.5 g/t Au; Sapes: 2.5 g/t Au (underground), 1.0 g/t Au (open pit). Resource cut-off for Stratoni is geologically based due to the sharpness of the mineralized contacts and the high-grade nature of the mineralization.
2. Qualified persons:
   Stephen Juras, Ph.D., P.Geo., Director, Technical Services for the Company, is responsible for all of the Company's mineral resources except for those associated with Efemçukuru and Sapes.
   Ertan Uludag, P.Geo, Resource Geologist for the Company, is responsible for the Efemçukuru mineral resources.
   Peter Lewis, Ph.D., P.Geo., Vice President, Exploration for the Company, is responsible for the Sapes mineral resources.

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ELDORADO GOLD
YEAR IN REVIEW 2017

GRI G4 "Core" Content Index

GRI General Standard Disclosures

General standard disclosures	Description of indication	Page number	Chapter, link or location of information	UNGC principle	Sustainable Development Goal
STRATEGY AND ANALYSIS					
G4 - 1	Letter from the President & CEO	2–3	Letter from the President & CEO		
ORGANIZATIONAL PROFILE					
G4 - 3	Organization name	IFC	About "Tomorrow, Together"		
G4 - 4	Primary brands, products and services	4, 6–11	Our Business, Our Products		
G4 - 5	Location of headquarters	1	Eldorado Gold at a Glance		
G4 - 6	Number of countries where the organization has significant operations	1, 12–21	Eldorado Gold at a Glance, Where We Operate, Operating Mines, Construction Projects, Development Projects		
G4 - 7	Nature of ownership	1, 12–20	Eldorado Gold at a Glance, Where We Operate, Operating Mines, Construction Projects, Development Projects		
G4 - 8	Markets served	12–21	Where We Operate, Operating Mines, Construction Projects, Development Projects		
G4 - 9	Scale of the organization: employees, operations, net revenues, production	1, 12–21, 34–55	Eldorado Gold at a Glance, Where We Operate, Operating Mines, Construction Projects, Development Projects, Responsible Performance, Providing Decent Work		
G4 - 10	Employee numbers	48–54	Providing Decent Work	6	3, 5, 8
G4 - 11	Percentage of employees covered by collective bargaining agreements	54	Providing Decent Work	3	8
G4 - 12	Organization's supply chain	4, 6–11, 47	Our Business, Our Products, Local Employment and Procurement		8
G4 - 13	Significant changes during the reporting period	2–3, 5, 18, 27–29, 36	Letter from the President & CEO, 2017 Key Outcomes, Construction Projects, Our Performance and Targets, Political Climate in Countries of Operation		
G4 - 14	Precautionary principle	–	We recognize there are environmental and social impacts from our operations. Eldorado Gold is committed to using a precautionary approach throughout the lives of our mines, and before any activities commence we assess the potential environmental and social impacts, and evaluate how to avoid, control, or mitigate these, even when impacts are not scientifically certain.	7	
G4 - 15	Externally developed economic, environmental, and social charters, principles, or other initiatives to which the organization subscribes or which it endorses	23–25	Our Guiding Frameworks and Commitments, UN Sustainable Development Goals		3, 5, 6, 8, 9, 13
G4 -16	Memberships of associations	23	Our Guiding Frameworks and Commitments

77
REPORTS AND TABLES

General standard disclosures	Description of indication	Page number	Chapter, link or location of information	UNGC principle	Sustainable Development Goal
IDENTIFIED MATERIAL ASPECTS AND BOUNDARIES					
G4 - 17	All entities included in the organization's consolidated financial statements	–	Please see Eldorado Gold's 2017 Annual Information Form – eldoradogold.com/investors/financial-information/filings/		
G4 - 18	Process for defining report content and aspect boundaries	30–33	Materiality		
G4 - 19	List all Material Aspects	32	Analysis of Material Topics		
G4 - 20	Which Aspects are material within the organization	32–33	Analysis of Material Topics		
G4 - 21	Which Aspects are material external to the organization	32–33	Analysis of Material Topics		
G4 - 22	Restatement of information	IFC	About "Tomorrow, Together"		
G4 - 23	Significant changes from the previous reporting periods in the Scope and Aspect boundaries	–	During the reporting period, Eldorado acquired Integra Gold and its Lamaque asset. As data for this asset is not available over the entire reporting period, it has been excluded from the Report unless otherwise noted. The scope of the Report has been expanded to include Climate Change and UN Sustainable Development Goals as material topics.		
STAKEHOLDER ENGAGEMENT					
G4 - 24	List of stakeholder groups	58	How We Interact with Stakeholders		
G4 - 25	Basis for identification and selection of stakeholders with whom to engage	6–9, 56–58	Our Business, Working With Communities		
G4 - 26	Organization's approach to stakeholder management	56–61	Working With Communities		
G4 - 27	Key topics and concerns raised through stakeholder engagement	32–33, 59	Analysis of Material Topics, Requests and Complaints Received at Site		
REPORT PROFILE					
G4 - 28	Reporting period	IFC	About "Tomorrow, Together"		
G4 - 29	Date of previous report	IFC	About "Tomorrow, Together"		
G4 - 30	Reporting cycle	IFC	About "Tomorrow, Together"		
G4 - 31	Contact point	IFC	About "Tomorrow, Together"		
G4 - 32	GRI reporting level	IFC	About "Tomorrow, Together"		
G4 - 33	External assurance	IFC	About "Tomorrow, Together"		
GOVERNANCE					
G4 - 34	Governance structure of the organization	26	Corporate Governance and Transparency – eldoradogold.com/about-us/governance/	1, 2, 8, 10	5, 9
ETHICS AND INTEGRITY					
G4 - 56	Values, principles, standards and norms of behaviour of the organization	26	Corporate Governance and Transparency – eldoradogold.com/about-us/governance/	1, 2, 8, 10	5, 9

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ELDORADO GOLD
YEAR IN REVIEW 2017

Full ● Partial ◐ Reported Elsewhere ○

GRI Material Topics

Material topics	Report section	Page number	Level of reporting	Identified omission(s) and reason(s) for omission(s)	Comments and links	UNGC principle	Sustainable Development Goals
RESPONSIBLE PERFORMANCE							
G4 - DMA	Letter from the President & CEO, Our Business, Corporate Governance and Transparency, Responsible Performance	2–3, 4–9, 26, 34–41	●		For additional information on Eldorado's financial performance, please see our financial reporting: eldoradogold.com/investors/financial-information/annual-reports/		8, 9
Operational costs							
G4 - EC1	2017 Key Outcomes, Operating Mines, Construction Projects, Development Projects, Exploration Highlights, Our Performance and Targets	5, 14–21, 27	◐	G4 - EC1 financial data has been reported within the relevant Report sections (community investment, payments to governments, etc.). Additional details can be found within Eldorado's 2017 Annual Report.	Additional information for G4 - EC1 indicator: • 2017 employee wages and benefits for continuing operations: $108 million • 2017 payments to providers of capital for continuing operations: $129 million • 2017 Annual Report: eldoradogold.com/investors/financial-information/annual-reports/		8, 9
Metal production							
G4 - EC1	Where We Operate, Operating Mines, Construction Projects, Our Performance and Targets	12–19, 27	●				
Permits and licences							
G4 - DMA	Permits and Licences	36	●				
Political climate in countries of operation							
G4 - DMA	Political Climate in Countries of Operation, Working with Governments	36, 39	●				
Human rights							
G4 - DMA	Human Rights	37	●				
Bribery and corruption							
G4 - DMA	Bribery and Corruption	41	●				16
Transparency of payments to government							
G4 - DMA	Transparency of Payments to Governments	40	●				16
G4 - EC1	Payments to Government	41	●				16

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REPORTS AND TABLES

Material topics	Report section	Page number	Level of reporting	Identified omission(s) and reason(s) for omission(s)	Comments and links	UNGC principle	Sustainable Development Goals
PROVIDING DECENT WORK							
G4 - DMA	Providing Decent Work	42–55	●				5, 8
Health and safety performance							
G4 - LA6	2017 Key Outcomes, Our Performance and Targets, Health and Safety Performance	5, 27–29, 45	●	Safety performance is not broken down by employees and contractors or gender, as we do not track and report by these breakdowns at a corporate level. Site safety performance is reported in accordance with local government requirements.			5, 8
Training and skills development							
G4 - DMA	Training and Skills Development	44	●				5, 8
G4 - LA9	Total Hours of Employee Training by Region and Gender, Total Hours of Employee and Contractor Safety Training by Region	44	●				5, 8
G4 - LA10	Human Rights, Training and Skills Development	37, 44	◐	We do not report on transition assistance programs provided to retired or terminated employees.		1,2	3, 8
Emergency preparedness							
G4 - DMA	Safety Beyond the Mine, Emergency Preparedness	46	●				3, 8
Relationships with labour unions							
G4 - DMA	Relationships with Labour Unions	54	●				8
RESPECTING OUR ENVIRONMENT							
G4 - DMA	Our Performance and Targets, Responsible Performance, Respecting Our Environment	27–29, 35–41, 62–73	●			8,9	
Water use and management							
G4 - DMA	Water Usage	69–73	●		Further disclosures on Eldorado's water use and management can be found within our annual survey responses to the CDP: cdp.net		6
G4 - EN8	Total Water Withdrawals	71	●				6
G4 - EN10	Volume of Water Recycled and Reused	71	●				6
G4 - EN22	Total Water Discharge by Quality and Destination	–	○	Water discharge by destination is reported in the Company's annual submission to the CDP.

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ELDORADO GOLD
YEAR IN REVIEW 2017

Full ● Partial ◐ Reported Elsewhere ○

Material topics	Report section	Page number	Level of reporting	Identified omission(s) and reason(s) for omission(s)	Comments and links	UNGC principle	Sustainable Development Goals
RESPECTING OUR ENVIRONMENT (CONTINUED)							
Waste management (including tailings)							
G4 - DMA	Tailings, Waste Management	72–73	●				6
G4 - EN22	Total Water Discharge by Quality and Destination	–	○	Eldorado's water discharge by destination is reported in the Company's annual submission to the CDP.	Further disclosures on Eldorado's water use and management can be found within our annual survey responses to the CDP: cdp.net		
G4 - EN24	Environmental Monitoring	64	◐	The volume of significant spills in 2017 has not been disclosed.	G4 - EN24 seeks disclosures on significant spills. Eldorado has chosen to use this indicator to disclose reportable spills, defined as reportable to local regulatory authorities. As there were no reportable spills in 2017, there were no significant spills.		
G4 - EN29	Environmental Fines and Penalties	73	●				6
Energy use							
G4 - DMA	Energy	66–68	●				
G4 - EN3	Total Direct and Indirect Energy Use by Source	67	●				13
G4 - EN5	Energy Intensity	67	●				13
Greenhouse gas emissions							
G4 - DMA	Energy	66–68	●		Further disclosures on Eldorado's greenhouse gas emissions and management can be found within our annual survey responses to the CDP: cdp.net		13
G4 - EN15	Greenhouse Gas Emissions (Scope 1)	68	●				13
G4 - EN16	Greenhouse Gas Emissions (Scope 2)	68	●				13
G4 - EN17	Greenhouse Gas Emissions (Scope 3)	68	●				13
G4 - EN18	Greenhouse Gas Emission Intensity	–	○				13
G4 - EN19	Reduction of Greenhouse Gas Emissions	68	◐				13
Climate change							
G4 - DMA	Climate Change	65	●				13
G4 - EC2	Climate Change	65	●				13
WORKING WITH COMMUNITIES							
G4 - DMA	Letter from the President & CEO, Responsible Mining: Our Approach, Working with Communities	2–3, 22–25, 56–61	●			6	3, 5, 6, 8, 9, 13
Community and government support							
G4 - DMA	Working with Governments, Working with Communities	39, 56–61	●				
G4 - SO1	Local Impact Assessment and Management Tools	59	◐	At this time, we are unable to report the number of site stakeholder engagement plans based on stakeholder mapping.

81
REPORTS AND TABLES

Material topics	Report section	Page number	Level of reporting	Identified omission(s) and reason(s) for omission(s)	Comments and links	UNGC principle	Sustainable Development Goals
WORKING WITH COMMUNITIES (CONTINUED)							
Stakeholder engagement							
G4 - DMA	Engagement, Understanding and Engaging, How We Interact with Stakeholders	57–58	●				
G4 - SO1	Local Impact Assessment and Management Tools	59	◐	At this time, we are unable to report the number of site stakeholder engagement plans based on stakeholder mapping.			
Local employment and procurement							
G4 - EC6	Employees by National Representation	50	◐	We do not track the percentage of senior management hired from local communities, but instead focus on the total percentage of our workforce hired from local communities.			8
G4 - LA1	Employee Hire and Turnover Rates by Region and Gender, Employee Hire and Turnover Rates by Age and Gender	50–51	●				5, 8
G4 - LA11	Sustainability Factors in Compensation	26	●	We do not track our performance review information by gender or employment category.	We aim for all our employees (100%) to conduct regular (annual, if not more frequent) performance reviews.		
Community investment							
G4 - DMA	Community Investment	60	●				3, 9
G4 - EC1	Payments to Communities and Community Investments	60	●				
Corporate reputation							
G4 - DMA	Working with Communities	57	●				
Regional economic development							
G4 - DMA	Regional Economic Development, 2017 Community Investment Highlights	54, 61	●				
Complaints and grievances							
G4 - DMA	Complaints and Grievances	59	●				
G4 - SO11	Requests and Complaints Received at Site	59	◐	At this time, we do not track the number of grievances addressed and resolved during the reporting period.	We are reviewing the ways we track and report grievances, with the objective of improving how we disclose the number and status of grievances raised each year.

Cautionary Note About Forward-Looking Statements and Information This Year in Review Report includes statements and information about what we expect to happen in the future. When we discuss our strategy, plans, goals, outlook, including expected production, projected cash costs, planned capital and exploration expenditures, our expectation as to our future financial and operating performance, including future cash flow, estimated cash costs, resources and reserves, expected metallurgical recoveries, price of gold and other commodities, and our proposed exploration, development, construction, permitting and operating plans and priorities, related timelines and schedules, results of litigation and arbitration proceedings and other things that have not yet happened in this review, we are making statements considered to be forward- looking information or forward-looking statements under Canadian and United States securities laws. We refer to them in this Year in Review Report as forward-looking information. Key things to understand about the forward-looking information in this Year in Review Report: It typically includes words and phrases about the future, such as plan, expect, forecast, intend, anticipate, believe, estimate, budget, continue, projected, scheduled, may, could, would, might, will, as well as the negative of or variations of these words and phrases. It is provided to help you understand our current views and can change significantly; it may not be appropriate for other purposes. It is based on a number of assumptions, estimates and opinions that may prove to be incorrect, including the geopolitical, economic, permitting and legal climate in which we operate, the future price of gold and other commodities, exchange rates, anticipated costs and expenses, production, mineral reserves and resources, metallurgical recoveries, the impact of acquisitions, dispositions, suspensions or delays on our business and the ability to achieve our goals. It is inherently subject to known and unknown risks, uncertainties and other factors. Actual results and events may be significantly different from what we currently expect due to the risks detailed under “Risks factors in our business” of our AIF and MD&A, which includes a discussion of material and other risks that could cause actual results to differ significantly from our current expectations and risks associated with our business, including the following risks: â– title, permitting and licensing risks, including the risks of obtaining and maintaining the â– prices for energy inputs, labour, material costs, supplies and services (including shipping) validity and enforceability of necessary permits and licenses, the timing of obtaining and remaining consistent with expectations; renewing such permits and licenses, and risks of defective title to mineral property; â– speculative and uncertain nature of gold and other mineral exploration; â– risks of operating in foreign countries in which we currently or may in the future conduct â–discrepancies between actual and estimated production, mineral reserves and resources business, including controls, laws, regulations, changes in mining regimes or governments, and metallurgical recoveries; and political or economic developments; â–failure, security breaches or disruption of our information technology systems; â– volatility of global and local economic climate and geopolitical risks; â– development, mining and operational risks, including timing, hazards and losses that â– regulatory restrictions, including environmental regulatory restrictions and liability, are uninsured or uninsurable; including actual costs of reclamation; â–impact on operations of compliance and non-compliance with General Data â– changes in law and regulatory requirements or policies, including permitting, foreign Protection Regulation; investment, environmental, tax and health and safety laws and regulations; â– increased capital requirements and the ability to obtain financing; â–competition for mineral properties and merger and acquisition targets; â–share capital dilution and share price volatility; â– environmental risks, including use and transport of regulated substances; â– risks associated with maintaining substantial levels of indebtedness, including potential â– infrastructure, water, energy, equipment and other input availability and durability, and financial constraints on operations, interest rate risk and credit rating risk; their cost and impact on capital and operating costs, exploration, development and â– gold and other metal price volatility and the impact of any related hedging activities; production schedules; â– â– currency exchange fluctuations and the impact of any related hedging activities; perceptions of the local people about foreign companies operating on their land; â– ability to maintain positive relationships with the communities in which we operate and â– taxation, including change in tax laws and interpretations of tax laws; potential loss of reputation; â– financial reporting risks; â–theimpactofacquisitions,dispositions,monetization,mergers,otherbusiness â– community and non-governmental actions and regulatory risks, including the possibility combinations or transactions, including effect of changes in our portfolio of projects on of a shutdown at any of our operations; our current and future operations, capital requirements, and financial condition and ability â– risks of not meeting production and cost targets or estimates; tocompletesuchtransactions; â–subjectivityofestimatingmineralreservesandresourcesandtherelianceonavailable â– the risks that the integration of acquired businesses may take longer than expected, data and assumptions and judgments used in interpretation of such data and depletion the anticipated benefits of the integration may be less than estimated or the costs of of grades or quantities of mineral reserves; acquisition may be higher than anticipated; â– the loss of key employees and our ability to attract and retain qualified personnel; â– risk associated with co-ownership (including joint ventures); â– employee health and safety risks and potential human rights risks related to our â–litigation and arbitration risks, including the uncertainties inherent in current and future environmental impacts, economic and social disruption, security incidents, land acquisition, legal challenges we are, or may become, a party to; and indigenous peoples, access to remedy and our supply chain; â–â– impact on operations of compliance and non-compliance with anti-corruption, anti-bribery labour disputes, labour shortages and risks associated with unionized labour; andsanctionlaws. â– risks related to natural disasters and climate change; The reader is directed to the discussion set out under the heading “Risk factors in our business” in our AIF for a full discussion of these risks and uncertainties. Although we believe that the expectations reflected in the forward-looking information contained herein are reasonable and we have attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information, there may be other factors that cause actual results to differ materially from those which are anticipated, estimated or intended. Forward-looking statements and information is not a guarantee of future performance and actual results and future events could materially differ from those anticipated in such statements and information. We will not necessarily update this information unless we are required to do so by applicable securities laws. All forward-looking information in this Year in Review Report is qualified by these cautionary statements. REPORTING MINERAL RESOURCES AND MINERAL RESERVES The terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource” used herein are Canadian mining terms used in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining and Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time. While the terms mineral resource, measured mineral resource, indicated mineral resource and inferred mineral resource are defined by the CIM, and the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council, and must be disclosed according to Canadian securities regulations, the US Securities and Exchange Commission (SEC) does not recognize them under SEC Industry Guide 7 and they are not normally permitted to be used in reports and registration statements filed with the SEC. Investors should not assume that: â– any or all of a measured, indicated or inferred mineral resource will ever be upgraded to a higher category or to mineral reserves; or â– any or all of an indicated or inferred mineral resource exists or is economically feasible to mine. Mineral resources which are not mineral reserves do not have demonstrated economic viability. Under the securities regulations adopted by the Canadian Securities Administrators (CSA), estimates of inferred mineral resources generally cannot be used as the basis of feasibility or pre-feasibility studies. With respect to “indicated mineral resource” and “inferred mineral resource,” there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a “measured mineral resource,” “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category. Information about our mineral deposits may not be comparable to similar information made public by US domestic mining companies, including information prepared according to SEC Industry Guide 7. Except as otherwise noted, Paul Skayman, FAusIMM, our Chief Operating Officer, is the “Qualified Person” under NI 43-101 responsible for preparing or supervising the preparation of, or approving the scientific or technical information contained in this Year in Review Report for all our properties.

83
CORPORATE INFORMATION

CORPORATE INFORMATION

CANADA (HEAD OFFICE)

Eldorado Gold Corporation
1188 Bentall 5
550 Burrard Street
Vancouver, BC
V6C 2B5 Canada

Tel: +1 604 687 4018
Fax: +1 604 687 4026
Toll-free: +1 888 353 8166

CANADA (LAMAQUE)

Eldorado Gold Lamaque
300, 3e Avenue Est
Val-d'Or, QC
J9P 0J6 Canada

Tel: +1 819 874 3100
Fax: +1 819 874 0051

TURKEY

Tüprag Metal Madencilik
Sanayive Ticaret A.S.
Iran Caddesi
Turan Emeksiz Sok. No. 1
06700 Gaziosmanpasa
Ankara Turkey

Tel: +90 312 468 4536
Fax: +90 312 468 2646

GREECE

Hellas Gold SA & Thracean
Gold Mining SA
23A Vasilissis Sofias Avenue
Athens
10674 Greece

Tel: +30 214 687 0000
Fax: +30 214 687 0095

BRAZIL

Unamgen Mineração e Metalurgia S/A
Avenida Olegário Maciel
1846 – Santo Agostinho
Belo Horizonte, MG
CEP 30180-112 Brazil

Tel: +55 31 2101 3750
Fax: +55 31 2101 3758

ROMANIA

Deva Gold SA
No. 9 Dragos Voda Street
BL. 28, SC. A-B
Deva, Hunedoara County
330034 Romania

Tel: +40 25 423 3680
Fax: +40 25 423 3682

SERBIA

South Danube Metals d.o.o
Bulevar Kralja Aleksandra 24
Floor 7, Apartment 9
Belgrade
11000 Serbia

Tel: +38 111 715 6860

BARBADOS

Eldorado Gold (Barbados) Limited
White Park House
White Park Road
Bridgetown
BB11135 Barbados

Tel: +1 246 271 5357
Fax: +1 246 271 5357

THE NETHERLANDS

Eldorado Gold (Netherlands) BV
Barbara Strozzilaan 101
1083 HN, Amsterdam
The Netherlands

Tel: +31 204 509 610
Fax: +31 204 509 611

WORLD GOLD COUNCIL MEMBER

Design: Inkpen Studios **Infographics:** Ballistic Arts

84
ELDORADO GOLD
YEAR IN REVIEW 2017

Glossary of Acronyms, Symbols and Abbreviations

°C	Degrees Celsius
2P	Proven and probable
Ag	Silver
Au	Gold
B	Billion
BAP	Biodiversity Action Plan
CDP	Carbon Disclosure Project
CEO	Chief Executive Officer
CFGS	Conflict-Free Gold Standard
CFO	Chief Financial Officer
CIL	Carbon-in-Leach
COO	Chief Operating Officer
EGU	European Goldfields Ltd
EIA	Environmental impact assessment
ESTMA	Extractive Sector Transparency Measures Act
g	Grams
G4	GRI's fourth-generation sustainability reporting guidelines
GHG	Greenhouse gases
GJ	Gigajoule
GRI	Global Reporting Initiative
ICMC	International Cyanide Management Code
ICMI	International Cyanide Management Institute
ICMM	International Council on Mining and Metals
ISO	International Standards Organization
ISO 14001	Environmental Management System
ISO 14064	International standard for GHG emissions, inventories and verification
ISO 39001	Road Traffic Safety Management System
ISO 50001	Energy Management System
Koz	One thousand troy ounces
Kt	One thousand tonnes
LPG	Liquefied petroleum gas
LTI	Lost-Time Injury
LTIFR	Lost-Time Injury Frequency Rate (per million man-hours worked)
m	Metre
m^3	Metre cubed
M	Million
MAC	Mining Association of Canada
Moz	One million troy ounces
NGO	Non-governmental organization
OECD	Organisation for Economic Co-operation and Development
OHSAS	Occupational Health and Safety Assessment Series
OHSAS 18001	Occupational Health and Safety Management System
oz	Troy ounce (31.1 grams)
Pb	Lead
PDAC	Prospectors & Developers Association of Canada
PPE	Personal protective equipment
SDG	Sustainable Development Goal
SIA	Socio-economic impact assessment
SLI	Starting, lighting, ignition
t	Tonne (one thousand kilograms)
tCO_2e	Tonne of carbon dioxide equivalent
TRIFR	Total Recordable Injury Frequency Rate (per million man-hours worked)
TSM	Towards Sustainable Mining
UNGC	United Nations Global Compact
VPs	Voluntary Principles on Security and Human Rights
WGC	World Gold Council
Zn	Zinc

Eldorado Gold Corporation 1188 Bentall 5 550 Burrard Street Vancouver, BC V6C 2B5 Canada Tel: +1 604 687 4018 Fax: +1 604 687 4026 Toll-free: +1 888 353 8166 eldoradogold.com TSX: ELD NYSE: EGO